Exhibit 99.1

Ferrari N.V.

Interim Report
At and for the three months ended March 31, 2026
____________________________________________________________________________________________________

1

BOARD OF DIRECTORS

Executive Chairman
John Elkann

Chief Executive Officer
Benedetto Vigna

Vice Chairman
Piero Ferrari

Directors
Delphine Arnault
Francesca Bellettini
Eddy Cue
Sergio Duca
John Galantic
Tommaso Ghidini
Maria Patrizia Grieco
Adam Keswick
Mike Volpi

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche S.p.A.

CERTAIN DEFINED TERMS

    In this report (the “Interim Report”), unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “Ferrari” refer to Ferrari N.V., individually or together with its subsidiaries, as the context may require.

INTRODUCTION

    The Interim Condensed Consolidated Financial Statements at and for the three months ended March 31, 2026 (the “Interim Condensed Consolidated Financial Statements”) included in this Interim Report have been prepared in compliance with IAS 34 — Interim Financial Reporting (IAS 34) as issued by the International Accounting Standards Board (“IASB”). The accounting principles applied are consistent with those used for the preparation of the consolidated financial statements of Ferrari N.V. for the year ended December 31, 2025 (the “Annual Consolidated Financial Statements”).

    The Group’s financial information in this Interim Report is presented in Euro except that, in some instances, information is presented in U.S. Dollars. All references in this report to “Euro” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended, and all references to “U.S. Dollars” and “$” refer to the currency of the United States of America (the “United States”).

    Certain totals in the tables included in this Interim Report may not add due to rounding.

    The financial data in “Results of Operations” is presented in millions of Euro, while the percentages presented are calculated using the underlying figures in thousands of Euro.

    This Interim Report is unaudited.

FORWARD-LOOKING STATEMENTS
Statements contained in this Interim Report, particularly those regarding our possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth as well as industry growth and other trends and projections, are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of Ferrari with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, without limitation:

•our ability to preserve and enhance the value of the Ferrari brand;
•our ability to attract and retain qualified personnel;
•the success of our racing activities;
•our ability to keep up with advances in high performance car technology, to meet the challenges and costs of integrating electric technology more broadly into our car portfolio over time and to make appealing designs for our new models;
•increases in costs, including as a result of increasingly stringent fuel economy, emissions and safety standards, disruptions of supply or shortages of components and raw materials;
•our ability to successfully carry out our controlled volume and growth strategy, while increasing our presence in growth market countries;
•changes in general economic conditions (including changes in the markets in which we operate) and changes in demand for luxury goods, including high performance luxury cars, which is volatile;
•macro events, pandemics and conflicts, including the ongoing conflicts in Ukraine and the Middle East region, and the related issues potentially impacting sourcing and transportation;
•trading policies and tariffs;
•competition in the luxury performance automobile industry;
•changes in client preferences and automotive trends;
•our ability to preserve the value of our cars over time and our relationship with the automobile collector and enthusiast community;
•disruptions at our manufacturing facilities in Maranello and Modena;
•climate change and other environmental impacts, as well as an increased focus of regulators and stakeholders on environmental matters;
•our ability to maintain the functional and efficient operation of our information technology systems and to defend against the risk of cyberattacks;
•the ability of our current management team to operate and manage effectively, and the reliance upon a number of key members of executive management and employees;
•the performance of our dealer network on which we depend for sales and services;
•product warranties, product recalls and liability claims;
•the sponsorship and commercial revenues and expenses of our racing activities, as well as the popularity of motor sports more broadly;
•the performance of our lifestyle activities;
•our ability to protect our intellectual property rights and to avoid infringing the intellectual property rights of others;
•changes in tax or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which we operate;

•our continued compliance with customs regulations of various jurisdictions;
•labor relations and collective bargaining agreements;
•our ability to ensure that our employees, agents and representatives comply with applicable law and regulations;
•exchange rate fluctuations, interest rate changes, credit risk and other market risks;
•our ability to service and refinance our debt;
•our ability to provide or arrange for adequate access to financing for our clients and dealers, and associated risks;
•the adequacy of our insurance coverage to protect us against potential losses;
•potential conflicts of interest due to director and officer overlaps with our largest shareholders, and
•other factors discussed elsewhere in this document.

We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or publicly revise any forward-looking statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
Highlights
Consolidated Income Statement Data

	For the three months ended March 31,
	2026	2025
	(€ million, except per share data)
Net revenues	1,848	1,791
Operating profit (EBIT)	548	542
Profit before taxes	537	528
Net profit	413	412
Net profit attributable to:
Owners of the parent	413	412
Non-controlling interests	—	—
Basic earnings per common share (in Euro) (1)	2.33	2.30
Diluted earnings per common share (in Euro) (1)	2.33	2.30
____________________________
(1)    See Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements for the calculation of basic and diluted earnings per common share.

Consolidated Statement of Financial Position Data

	At March 31, 2026	At December 31, 2025
	(€ million)
Cash and cash equivalents	1,857	1,467
Receivables from financing activities	1,703	1,613
Total assets	10,238	9,628
Debt	2,929	2,884
Total equity	4,054	3,915
Total equity attributable to:
Owners of the parent	4,048	3,907
Non-controlling interests	6	7
Share capital	3	3
Common shares issued and outstanding (in thousands of shares)	176,514	177,279

Other Statistical Information
Shipments (1)

	For the three months ended March 31,
	2026	%	2025	%
	(Number of cars and % of total cars)
EMEA
Germany	360	10.5%	408	11.4%
Italy	226	6.6%	261	7.3%
UK	124	3.6%	217	6.0%
Switzerland	122	3.6%	112	3.1%
France	118	3.4%	163	4.5%
Middle East (2)	106	3.1%	112	3.1%
Other EMEA (3)	402	11.6%	428	11.9%
Total EMEA	1,458	42.4%	1,701	47.3%
Americas (4)	1,030	30.0%	1,022	28.4%
of which United States of America	929	27.0%	861	24.0%
Mainland China, Hong Kong and Taiwan	255	7.4%	237	6.6%
of which Mainland China	180	5.2%	180	5.0%
Rest of APAC (5)	693	20.2%	633	17.7%
Total	3,436	100.0%	3,593	100.0%
_____________________________
(1)    Excluding strictly limited racing cars (such as the XX Programme and the 499P Modificata), one-off and pre-owned cars, and other special sales.
(2)     Middle East mainly includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait.
(3)     Other EMEA includes Africa and the other European markets that are not separately identified.
(4)    Americas includes the United States of America, Canada, Mexico, the Caribbean and Central and South America.
(5)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Average number of employees for the period

	For the three months ended March 31,
	2026	2025
Average number of employees for the period	5,740	5,465

Highlights of the three months ended March 31, 2026
Highlights during the three months ended March 31, 2026 included the following:
•The escalation of hostilities in the Middle East did not result in any material impacts on total deliveries compared to plans, as the Group leveraged its geographic allocation flexibility.

Results of Operations
Three months ended March 31, 2026 compared to the three months ended March 31, 2025
    The following is a discussion of the results of operations for the three months ended March 31, 2026 compared to the three months ended March 31, 2025. The presentation includes line items expressed as a percentage of net revenues for the respective periods presented to facilitate period-to-period comparisons.

	For the three months ended March 31,
	2026	Percentage of net revenues	2025	Percentage of net revenues
	(€ million, except percentages)
Net revenues	1,848	100.0%	1,791	100.0%
Cost of sales	890	48.2%	858	47.9%
Selling, general and administrative costs	161	8.7%	149	8.3%
Research and development costs	245	13.3%	233	13.0%
Other expenses, net	7	0.3%	12	0.7%
Result from investments	3	0.2%	3	0.2%
Operating profit (EBIT)	548	29.7%	542	30.3%
Financial income	33	1.8%	46	2.5%
Financial expenses	44	2.5%	60	3.3%
Financial expenses, net	11	0.7%	14	0.8%
Profit before taxes	537	29.0%	528	29.5%
Income tax expense	124	6.6%	116	6.5%
Net profit	413	22.4%	412	23.0%

Net revenues

	For the three months ended March 31,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Cars and spare parts (1)	1,556	84.2%	1,536	85.8%	20	1.3%
Sponsorship, commercial and brand (2)	218	11.8%	191	10.7%	27	13.9%
Other (3)	74	4.0%	64	3.5%	10	16.9%
Total net revenues	1,848	100.0%	1,791	100.0%	57	3.2%
_____________________________
(1)Includes net revenues generated from shipments of our cars (including strictly limited racing cars, one-off and pre-owned cars, and other special sales), personalization options applied to those cars, and sales of spare parts.
(2)Includes net revenues earned by our racing teams (primarily in the Formula 1 World Championship and the World Endurance Championship) through sponsorship agreements and our share of Formula 1 commercial revenues, as well as net revenues generated from the Ferrari brand, including lifestyle collections, merchandising, licensing activities and royalties.
(3)Primarily includes net revenues from financial services activities, the management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 teams.

    Net revenues for the three months ended March 31, 2026 were €1,848 million, an increase of €57 million, or 3.2 percent (an increase of 6.0 percent on a constant currency basis), from €1,791 million for the three months ended March 31, 2025.

The increase in net revenues was attributable to the combination of (i) a €27 million increase in sponsorship, commercial and brand, (ii) a €20 million increase in cars and spare parts, (iii) a €10 million increase in other net revenues.

Cars and spare parts
    Net revenues generated from cars and spare parts were €1,556 million for the three months ended March 31, 2026, an increase of €20 million or 1.3 percent, compared to €1,536 million for the three months ended March 31, 2025.

    The increase in net revenues from cars and spare parts was primarily attributable to a richer sports cars mix, including higher personalizations and a richer country mix. Foreign currency exchange impact, including hedging transactions, was negative, mainly driven by the U.S. Dollar and the Japanese Yen.

Shipments of cars in the first quarter of 2026 were 3,436 units compared to 3,593 cars in the first quarter of 2025, reflecting the execution of the planned model change-over. Total deliveries did not experience material impacts from the escalation of hostilities in the Middle East compared to plans, as the Group leveraged its geographic allocation flexibility, bringing forward certain deliveries to other regions. The product portfolio in the quarter included 6 internal combustion engine (ICE) models and 8 hybrid engine models, which represented 69.5 percent and 30.5 percent of total shipments, respectively. During the quarter deliveries of the 12Cilindri family, the Purosangue and the SF90 XX family increased, while the 296 family and the Roma Spider decreased, in line with their lifecycles. Shipments of the F80, our latest Supercar, were in ramp up phase, in line with plans, and we made our first shipments of the 296 Speciale family, the Amalfi and the 849 Testarossa.

The €20 million increase in net revenues from cars and spare parts was composed of (i) a €28 million increase in APAC, (ii) a €26 million increase in Mainland China, Hong Kong and Taiwan, and (iii) a €15 million increase in Americas, partially offset by (iv) a €49 million decrease in EMEA. The mix of net revenues by geography primarily reflects our allocation strategy to preserve the brand’s exclusivity.

Sponsorship, commercial and brand

    Net revenues generated from sponsorship, commercial agreements and brand management activities were €218 million for the three months ended March 31, 2026, an increase of €27 million or 13.9 percent, compared to €191 million for the three months ended March 31, 2025. The increase was primarily attributable to sponsorship and lifestyle activities.

Other

Other net revenues were €74 million for the three months ended March 31, 2026, an increase of €10 million or 16.9 percent, compared to €64 million for the three months ended March 31, 2025. The increase was mainly driven by a positive contribution from the rental of engines to other Formula 1 racing teams.

Cost of sales

	For the three months ended March 31,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Cost of sales	890	48.2%	858	47.9%	32	3.8%

    Cost of sales for the three months ended March 31, 2026 was €890 million, an increase of €32 million or 3.8 percent, compared to €858 million for the three months ended March 31, 2025. As a percentage of net revenues, cost of sales was 48.2 percent for the three months ended March 31, 2026 compared to 47.9 percent for the three months ended March 31, 2025.
    The increase of €32 million in cost of sales was primarily attributable to a change in product mix, higher import tariffs in the United States, as well as higher industrial costs and other supporting activities, partially offset by lower volumes.

Selling, general and administrative costs

	For the three months ended March 31,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Selling, general and administrative costs	161	8.7%	149	8.3%	12	7.7%
    Selling, general and administrative costs for the three months ended March 31, 2026 were €161 million, an increase of €12 million or 7.7 percent compared to €149 million for the three months ended March 31, 2025. As a percentage of net revenues, selling, general and administrative costs were 8.7 percent for the three months ended March 31, 2026 compared to 8.3 percent for the three months ended March 31, 2025.

    The increase of €12 million in selling, general and administrative costs was primarily attributable to communication and marketing activities.

Research and development costs

	For the three months ended March 31,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Research and development costs expensed during the period	155	4.9%	160	8.9%	(5)	(2.8%)
Amortization of capitalized development costs	90	8.4%	73	4.1%	17	23.0%
Research and development costs	245	13.3%	233	13.0%	12	5.3%

    Research and development costs for the three months ended March 31, 2026 were €245 million, an increase of €12 million or 5.3 percent, compared to €233 million for the three months ended March 31, 2025. As a percentage of net revenues, research and development costs were 13.3 percent for the three months ended March 31, 2026 compared to 13.0 percent for the three months ended March 31, 2025.

The increase of €12 million in research and development costs was primarily driven by (i) an increase in amortization of capitalized development costs of €17 million, in line with our strategy to innovate and broaden our product portfolio, reflecting the start of production of new models, partially offset by a decrease in research and development costs expensed of €5 million.

Operating profit (EBIT)

	For the three months ended March 31,				Increase/(Decrease)
	2026	Percentage of net revenues	2025	Percentage of net revenues	2026 vs. 2025
	(€ million, except percentages)
Operating profit (EBIT)	548	29.7%	542	30.3%	6	1.1%

    Operating profit (EBIT) for the three months ended March 31, 2026 was €548 million, an increase of €6 million or 1.1 percent, compared to €542 million for the three months ended March 31, 2025. As a percentage of net revenues, operating profit (EBIT) was 29.7 percent for the three months ended March 31, 2026 compared to 30.3 percent for the three months ended March 31, 2025.

The increase in operating profit (EBIT), despite a decrease in car volumes, was primarily attributable to the enriched sports cars mix, including through personalization, and a positive contribution from racing, partially offset by higher marketing expenses, as well as higher research and development costs.

The increase mainly comprised the combined effects of (i) a positive sports cars mix impact of €81 million, reflecting deliveries of the F80 and Special Series models despite the absence of the Daytona SP3 and lower sales of the 499P Modificata, a higher contribution from personalization, a positive country mix driven by Americas, net of higher import tariffs in the United States, partially offset by (ii) negative foreign currency exchange impact of €36 million (including foreign currency hedging instruments), mainly driven by the U.S. Dollar and the Japanese Yen, (iii) a negative volume impact of €17 million, (iv) a negative contribution of €12 million from research and development costs, in line with the start of production of new models, and (v) a negative contribution of €12 million from selling, general and administrative costs reflecting higher marketing expenses.

Financial expenses, net

	For the three months ended March 31,		Increase/(Decrease)
	2026	2025	2026 vs. 2025
	(€ million, except percentages)
Financial income	33	46	(13)	(27.9%)
Financial expenses	44	60	(16)	(26.0%)
Financial expenses, net	11	14	(3)	(19.9%)

Financial expenses, net for the three months ended March 31, 2026 were €11 million, a decrease of €3 million, from €14 million for the three months ended March 31, 2025. The net change was primarily attributable to a positive net foreign currency exchange impact, including the net costs of hedging.

Income tax expense

	For the three months ended March 31,		Increase/(Decrease)
	2026	2025	2026 vs. 2025
	(€ million, except percentages)
Income tax expense	124	116	8	6.2%
Income tax expense for the three months ended March 31, 2026 was €124 million, an increase of €8 million or 6.2 percent, compared to €116 million for the three months ended March 31, 2025.
The increase in income tax expense was primarily attributable to an increase in the effective tax rate and the growth in profit before taxes.
The effective tax rate was 23.0 percent and 22.0 percent for the three months ended March 31, 2026 and 2025, respectively. Income taxes and the effective tax rate for the three months ended March 31, 2025 and 2026 benefited from the application of the Italian Patent Box1 tax regime regulated by Law Decree No. 146, which provides for a 110% super tax deduction for costs relating to eligible intangible assets.
1 The Patent Box regime was firstly introduced by the Italian Law No. 190/2014 and implemented by the Group until 2024, recognizing the tax benefit over three annual installments starting from 2020. This regime was based on a tax exemption (up to 50%) of the extra profit attributable to eligible intangible assets. The new Patent Box regime regulated by Law Decree No. 146, effective from October 22, 2021, provides for a 110% super tax deduction for costs relating to eligible intangible assets. The Italian tax legislation allowed for a transitional period where both regimes coexisted until 2024 when the original regime ended.

Liquidity and Capital Resources

Liquidity Overview

    We require liquidity to fund our operations, meet our obligations, make capital investments and reward our shareholders. Short-term liquidity is required primarily to support our working capital needs, including the purchase of raw materials, parts, components and utilities used in the production of our cars, as well as personnel and other operating costs. In addition to our operating requirements, we require cash to support capital investments aligned with our long-term strategy. These investments include expenditures for the continuous renewal and expansion of our product portfolio, supporting both current and future models, as well as research and development activities focused on innovation and technological advancement, including hybrid and electric technologies. Our capital investments also include expenditures related to our industrial activities and related infrastructure, such as manufacturing facilities, production efficiency, capacity development, sustainability initiatives, environmental and regulatory compliance and maintenance activities. We fund our capital expenditures primarily through cash generated from our operating activities.

We also use liquidity to reward our shareholders through a combination of dividends and share repurchases, while maintaining a strong financial position and sufficient financial flexibility. In 2025, we paid dividends to owners of the parent company of €532 million and completed common share repurchases of €785 million. At our Capital Markets Day held on October 9, 2025, we announced a new multi-year share repurchase program of approximately €3.5 billion expected to be executed from 2026 to 2030, as well as the increase in our expected dividend payout ratio from 35 percent to 40 percent of Adjusted Net Profit starting from the 2025 annual results. In general, the execution of these shareholder return initiatives is subject to our financial performance, liquidity position and applicable governance, legal and regulatory considerations. For additional information relating to Adjusted Net Profit, which is a non-GAAP financial measure, see “—Non-GAAP Financial Measures”.

We centrally manage our operating cash, liquidity and cash flow requirements with the objective of ensuring effective and efficient management of our funds. Our liquidity management framework is designed to ensure that we have adequate resources to support our operating activities, planned capital investments and capital allocation priorities, while maintaining appropriate financial flexibility. We believe that our cash generation, together with our available liquidity, including committed credit lines granted by primary financial institutions and our access to debt capital markets, will be sufficient to meet our short‑term and long‑term liquidity requirements.

Cyclical Nature of Our Cash Flows

Our working capital is subject to month-to-month fluctuations due to production and sales volumes, our financial services activities, the timing of capital expenditures and, to a lesser extent, tax payments. In particular, our inventory levels generally increase in the periods leading up to the launch of new models, during the phase-out of existing models when we build up spare parts, and at the end of the second quarter when our inventory levels may be higher to support the summer plant shutdown. In addition, inventory levels may be adjusted from time to time to respond to supply chain management requirements.

We generally receive payment for cars between 30 and 40 days after the car is shipped (or earlier when sales financing arrangements are utilized by us or by our dealers), while we pay most suppliers between 60 and 70 days after we receive goods or services. Additionally, we may receive advance payments from customers, mainly for our Icona, Supercar, Special Series and other limited edition models, as well as certain Range models in selected markets. We maintain sufficient inventory of raw materials and components to ensure continuity of our production lines, however delivery of most raw materials and components takes place monthly or more frequently in order to minimize inventories. The manufacture of one of our cars typically takes between 30 and 45 days, depending on the level of automation of the relevant production line, and the car is generally shipped to our dealers three to six days following the completion of production, although in certain regions we may warehouse cars for longer periods of time to ensure prompt deliveries.

As a result of the above, including the advances received from customers for certain car models, we tend to receive payment for cars shipped before or around the time we are required to make payments for the raw materials, components or other materials used in the manufacturing of our cars. However, the advances we collect on cars may be subject to timing differences from period to period as a result of the number of models in our product portfolio for which we collect advances and the stage of their lifecycle at a given point in time, which ultimately impacts our working capital.

Our investments for capital expenditures and research and development are, among other factors, influenced by the timing and number of new model launches. Our development costs, as well as our other investments for capital expenditures, generally peak when we develop a significant number of new models to renew or expand our product portfolio. Our investments in research and development are also influenced by the timing of research costs for our racing activities, in particular Formula 1, for which expenditure in a normal season is generally higher in the first and last quarters of the year, and also depends on the evolution of the applicable Formula 1 technical regulations, as well as the number and cadence of races during the course of the racing season. We continue to incur significant capital spending as we broaden our car architectures, prioritize innovation and advanced technologies, and integrate hybrid and electric powertrains into our product portfolio. We also continue to make significant capital investments in operating assets and infrastructure projects that are important for our continued growth and development, including for the ongoing construction of our new paint shop, which we target to inaugurate in 2027.

The payment of income taxes also affects our cash flows. We pay the first tax advance payment in the second or third quarter of the year, together with the remaining tax balance due for the previous year, and the remaining part of the advance payment in the third or fourth quarter.

Cash Flows

    The following table summarizes the cash flows from/(used in) operating, investing and financing activities for the three months ended March 31, 2026 and 2025. For additional information relating to our cash flows, see our interim consolidated statement of cash flows within our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

	For the three months ended March 31,
	2026	2025
	(€ million)
Cash and cash equivalents at the beginning of the period	1,467	1,742
Cash flows from operating activities	863	847
Cash flows used in investing activities	(253)	(224)
Cash flows used in financing activities	(223)	(446)
Translation exchange differences	3	(4)
Total change in cash and cash equivalents	390	173
Cash and cash equivalents at the end of the period	1,857	1,915

For the three months ended March 31, 2026 cash and cash equivalents held by the Group increased by €390 million compared to an increase of €173 million for the three months ended March 31, 2025. This represent a year-over-year favorable variance in cash flows of €217 million, primarily attributable to the combined effects of:
(i)a decrease in cash flows used in financing activities of €223 million, driven by (i) a decrease in share repurchases of €198 million, (ii) an increase in proceeds from debt of €56 million, partially offset by (iii) an increase in repayments of debt of €31 million (including lease liabilities), and

(ii)an increase in cash flows from operating activities of €16 million, primarily driven by (i) an increase in cash generated from inventories, trade receivables and trade payables of €119 million, (ii) an increase in cash generated from other non-cash expenses, net of €31 million, and (iii) an increase in net profit, excluding non-cash items, of €29 million, partially offset by (iv) a decrease in change from other operating assets and liabilities of €111 million and (v) an increase in cash used from change in receivables from financing activities of €49 million, partially offset by:

(iii)an increase in cash flows used in investing activities of €29 million, driven primarily by (i) higher investments in property, plant and equipment, reflecting our initiatives for the “Tailor Made” program, lifestyle and luxury retail segments, as well as for product and infrastructure development, and by (ii) higher investments in intangible assets;

Please refer to the following discussion and to the Interim Consolidated Statement of Cash Flows included elsewhere in this document for additional information related to our cash flows.

A summary of the cash flows from or used in operating, investing and financing activities for each period is provided below.

Operating Activities - Three Months Ended March 31, 2026

    Our cash flows from operating activities for the three months ended March 31, 2026 were €863 million, primarily the result of:

(i)net profit of €413 million, adjusted for non-cash items including €174 million for depreciation and amortization expense, €124 million of income tax expense, €11 million of financial expenses, net, and net other non-cash expenses of €53 million (mainly related to provisions, allowances, share-based compensation and the result from investments accounted for using the equity method),

(ii)€137 million of cash generated from the change in other operating assets and liabilities, primarily driven by sponsorship agreements and advances received for cars (mainly the F80), and

(iii)€20 million of cash absorbed from inventories, trade receivables and trade payables, reflecting:
–€54 million from higher inventories, driven by higher finished goods, semi-finished goods and raw materials;
–€21 million from higher trade receivables driven by sponsorship agreements, and
–€95 million from higher trade payables;

partially offset by:

(iv)€55 million of cash absorbed by receivables from financing activities driven by growth of the financial services portfolio;

(v)€11 million of net finance costs paid, and

(vi)€3 million of income taxes paid.

Operating Activities - Three Months Ended March 31, 2025

    Our cash flows from operating activities for the three months ended March 31, 2025 were €847 million, primarily the result of:

(i)net profit of €412 million, adjusted for €116 million of income tax expense, €151 million for depreciation and amortization expense, €14 million of financial expenses, net, and net other non-cash expenses of €34 million (including provisions accrued), and

(ii)€248 million of cash generated from the change in other operating assets and liabilities, primarily driven by initial advances received for cars and mainly related to the F80;

partially offset by:

(iii)€98 million of cash absorbed from inventories, trade receivables and trade payables, attributable to trade receivables for €69 million mainly driven by sponsorship agreements, trade payables for €20 million, and inventories for €9 million;

(iv)€18 million of net finance costs paid,

(v)€6 million of cash absorbed by receivables from financing activities, and

(vi)€6 million of income taxes paid.

Investing Activities - Three Months Ended March 31, 2026
    For the three months ended March 31, 2026 our net cash used in investing activities was €253 million, primarily attributable to capital expenditures of: (i) €134 million for property, plant and equipment, and (ii) €119 million for intangible assets, mainly related to externally acquired and internally generated development costs.

Investing Activities - Three Months Ended March 31, 2025
    For the three months ended March 31, 2025 our net cash used in investing activities was €224 million, primarily attributable to capital expenditures of (i) €115 million for intangible assets, mainly related to externally acquired and internally generated development costs, and (ii) €109 million for property, plant and equipment.

Financing Activities - Three Months Ended March 31, 2026

    For the three months ended March 31, 2026, net cash used in financing activities was €223 million, primarily attributable to:

(i)€226 million to repurchase common shares under the Company’s share repurchase program;
(ii)€46 million for repayments of borrowings from banks and other financial institutions;
(iii)€34 million for repayments related to our revolving securitization programs in the United States, and
(iv)€8 million for repayments of lease liabilities and other debt;
partially offset by:
(v)€63 million in proceeds related to our revolving securitization programs in the United States, and

(vi)€28 million in proceeds from other debt.

Financing Activities - Three Months Ended March 31, 2025

    For the three months ended March 31, 2025, net cash used in financing activities was €446 million, primarily the result of:

(i)€424 million to repurchase common shares under the Company’s share repurchase program including €300 million for the repurchase of 666,666 common shares as a purchaser following the accelerated bookbuild offering (“ABO”) made by Exor N.V. on February 26, 2025, as well as the Sell-to-Cover practice under the Group’s equity incentive plans;
(ii)€31 million for repayments of borrowings from banks and other financial institutions;
(iii)€13 million for repayments related to our revolving securitization programs in the United States; and
(iv)€13 million for repayments of lease liabilities and other debt;
partially offset by:
(v)€25 million in proceeds related to our revolving securitization programs in the United States; and

(vi)€10 million in proceeds from other debt.

Capital Expenditures

    Capital expenditures are defined as additions to property, plant and equipment (including right-of-use assets recognized in accordance with IFRS 16 — Leases) and intangible assets. Capital expenditures for the three months ended March 31, 2026 and 2025 were €260 million and €283 million, respectively.

    The following table presents a breakdown of capital expenditures by category for each of the three months ended March 31, 2026 and 2025:

	For the three months ended March 31,
	2026	2025
	(€ million)
Intangible assets
Externally acquired and internally generated development costs	112	110
Patents, concessions and licenses	5	3
Other intangible assets	2	2
Total intangible assets	119	115
Property, plant and equipment
Land and industrial buildings	3	5
Plant, machinery and equipment	27	10
Other assets	13	56
Advances and assets under construction	98	97
Total property, plant and equipment	141	168
of which leases recognized in accordance with IFRS 16	7	59
Total capital expenditures	260	283
Intangible assets

    Our capital expenditures for intangible assets were €119 million for the three months ended March 31, 2026 (€115 million for the three months ended March 31, 2025).

The most significant investments in intangible assets relate to externally acquired and internally generated development costs, which mainly comprise materials and personnel costs associated with engineering, design and development activities. These investments support both our current and future models, and reflect our ongoing initiatives for advanced technologies, including hybrid and electric, as well as the in-house development of key components used in our cars to enable continued performance upgrades for our customers.

    For the three months ended March 31, 2026 we invested €112 million in externally acquired and internally generated development costs, of which €36 million related to the development of models to be launched in future years and €76 million primarily attributable to the development of our current product portfolio and components.

    For the three months ended March 31, 2025 we invested €110 million in externally acquired and internally generated development costs, of which €69 million related to the development of models to be launched in future years and €41 million primarily attributable to the development of our current product portfolio and components.

Property, plant and equipment

    Our capital expenditures for property, plant and equipment were €141 million and €168 million for the three months ended March 31, 2026 and 2025 respectively, of which €7 million and €59 million related to right-of-use assets, respectively.

    For the three months ended March 31, 2026 and 2025, we made significant investments in infrastructure consistent with our growth plans, the renewal and broadening of our product portfolio and supporting future model launches. In particular, we made investments in:

•the new paint shop, the construction of which commenced in 2024 and is currently in progress, and

•car and engine production lines, including for models to be launched in future years, as well as in our personalization programs.

    At March 31, 2026, the Group had contractual commitments for the purchase of property, plant and equipment amounting to €214 million (€275 million at December 31, 2025), reflecting the significant investments we are making to expand our vehicle architectures, strengthen our infrastructure, including the new paint shop, and support innovation in advanced technologies such as hybrid and electric powertrains.

Non-GAAP Financial Measures
    We monitor and evaluate our operating and financial performance and financial position using several non-GAAP financial measures, including several adjusted measures, which we believe provide additional insight into underlying business performance and facilitate the comparability of results between periods.
We believe that these non-GAAP financial measures provide useful and relevant information to management and investors regarding our performance and improve the ability to analyze our financial performance and financial position. They also provide us with comparable measures that facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. Management also uses these measures for budgeting and business plans, performance monitoring, management remuneration and external reporting purposes.

In particular, we use the following non-GAAP financial measures, which are further described below: EBITDA, Adjusted EBITDA, Adjusted Operating Profit (Adjusted EBIT), Adjusted Net Profit, Adjusted Basic Earnings per Common Share, Adjusted Diluted Earnings per Common Share, Net Debt and Free Cash Flow, as well as a number of financial metrics measured on a constant currency basis.

In addition to the aforementioned non-GAAP financial measures prepared on a consolidated group basis, we use the following non-GAAP financial measures for our industrial activities only: Net Industrial Debt and Free Cash Flow from Industrial Activities. Our industrial activities include all of the Group’s activities except for the financial services activities managed by the wholly owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio.

While similar measures are frequently used by other companies, including within the automotive industry, the non-GAAP financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS Accounting Standards.

EBITDA and Adjusted EBITDA

    EBITDA is defined as net profit before income tax expense, financial expenses/(income), net, and amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs, which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

    The following table presents the calculation of EBITDA and Adjusted EBITDA for the three months ended March 31, 2026 and 2025, and provides a reconciliation of these non-GAAP measures to net profit. There were no adjustments impacting EBITDA, therefore Adjusted EBITDA was equal to EBITDA for the periods presented.

	For the three months ended March 31,
	2026	2025
	(€ million)
Net profit	413	412
Income tax expense	124	116
Financial expenses, net	11	14
Operating profit (EBIT)	548	542
Amortization and depreciation	174	151
EBITDA	722	693
Adjustments	—	—
Adjusted EBITDA	722	693

Adjusted Operating Profit (Adjusted EBIT)
    Adjusted Operating Profit (Adjusted EBIT) is defined as operating profit (EBIT) as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.
    The following table presents operating profit (EBIT) and Adjusted Operating Profit (Adjusted EBIT) for the three months ended March 31, 2026 and 2025. There were no adjustments impacting operating profit (EBIT), therefore Adjusted Operating Profit (Adjusted EBIT) was equal to operating profit (EBIT) for the periods presented.

	For the three months ended March 31,
	2026	2025
	(€ million)
Operating profit (EBIT)	548	542
Adjustments	—	—
Adjusted Operating Profit (Adjusted EBIT)	548	542
Adjusted Net Profit
    Adjusted Net Profit is defined as net profit as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

    The following table presents net profit and Adjusted Net Profit for the three months ended March 31, 2026 and 2025. There were no adjustments impacting net profit, therefore Adjusted Net Profit was equal to net profit for the periods presented.

	For the three months ended March 31,
	2026	2025
	(€ million)
Net profit	413	412
Adjustments	—	—
Adjusted Net Profit	413	412
Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share

Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share are defined as basic earnings per share and diluted earnings per share, respectively, as adjusted for certain income and costs (net of tax effects) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

    The following table presents Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share for the three months ended March 31, 2026 and 2025. There were no adjustments impacting Basic Earnings per Common Share and Diluted Earnings per Common Share, therefore Adjusted Basic Earnings per Common Share and Adjusted Diluted Earnings per Common Share were equal to basic earnings per common share and diluted earnings per common share for the periods presented.

		For the three months ended March 31,
		2026	2025
Net profit attributable to owners of the Company	€ million	413	412
Weighted average number of common shares for basic earnings per share	thousand	176,982	178,651
Basic earnings per common share	€	2.33	2.30
Adjustments	€	—	—
Adjusted Basic Earnings per Common Share	€	2.33	2.30

Weighted average number of common shares for diluted earnings per share (1)	thousand	177,320	178,890
Diluted earnings per common share	€	2.33	2.30
Adjustments	€	—	—
Adjusted Diluted Earnings per Common Share	€	2.33	2.30

_____________________________
(1)For three months ended March 31, 2026 and 2025, the weighted average number of common shares for diluted earnings per common share was increased to take into consideration the dilutive effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested).

For the calculation of the basic and diluted earnings per common share, see Note 13 “Earnings per Share” to the Interim Condensed Consolidated Financial Statements, included elsewhere in this document.

Net (Debt)/Cash and Net Industrial (Debt)/Cash
Due to different sources of cash flows used for the repayment of debt between industrial activities and financial services activities, and the different business structure and leverage implications, Net Industrial (Debt)/Cash, together with Net (Debt)/Cash, are the primary measures used by us to analyze our capital structure and financial leverage.
•Net (Debt)/Cash is defined as debt less cash and cash equivalents and is composed of Net Industrial (Debt)/Cash and Net (Debt)/Cash of Financial Services Activities, which are both defined below.

•Net Industrial (Debt)/Cash is defined as debt of our industrial activities less cash and cash equivalents of our industrial activities. Net Industrial (Debt)/Cash represents our Net (Debt)/Cash less our Net (Debt)/Cash of Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities, which are further described below.

•Net (Debt)/Cash of Financial Services Activities is defined as debt of our financial services activities less cash and cash equivalents of our financial services activities. The Group’s financial services activities relate to its fully owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. The Net (Debt)/Cash of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of the receivables generated by our financial services activities in the United States, and is presented for information purposes to facilitate an understanding of the relationship between Net Debt and Net Industrial Debt, which are the measures used by management.

The following table sets presents our Net Debt, Net Debt of Financial Services Activities and Net Industrial Debt at March 31, 2026 and December 31, 2025.

	At March 31, 2026			At December 31, 2025
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Asset-backed financing (Securitizations)	(1,346)	(1,346)	—	(1,288)	(1,288)	—
Bonds and notes	(963)	—	(963)	(959)	—	(959)
Borrowings from banks and other financial institutions	(385)	(57)	(328)	(428)	(56)	(372)
Lease liabilities	(161)	—	(161)	(162)	—	(162)
Other debt	(74)	(48)	(26)	(47)	(41)	(6)
Total debt with third parties	(2,929)	(1,451)	(1,478)	(2,884)	(1,385)	(1,499)

Intercompany (1)	—	(64)	64	—	(57)	57
Total debt, net of intercompany	(2,929)	(1,515)	(1,414)	(2,884)	(1,442)	(1,442)

Cash and cash equivalents	1,857	55	1,802	1,467	57	1,410

Net (Debt)/Cash	(1,072)	(1,460)	388	(1,417)	(1,385)	(32)

______________________________
(1)Represents intercompany (debt)/receivables between industrial activities and financial services activities.
For additional information relating to our debt, see Note 23 “Debt” to the Interim Consolidated Financial Statements included elsewhere in this document.

    The Net (Debt)/Cash of Financial Services Activities primarily relates to our asset-backed financing (securitizations) of receivables generated by our financial services activities in the United States, which amounted to €1,703 million at March 31, 2026 and €1,613 million at December 31, 2025. For additional information relating to our receivables from financing activities and our asset-backed financing (securitizations), see Note 18 “Current Receivables and Other Current Assets” and Note 23 “Debt” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document.
As disclosed in Note 30 “Subsequent events” to the Interim Condensed Consolidated Financial Statements included elsewhere in this document, at the Annual General Meeting held on April 15, 2026, the shareholders of the Company approved, among others, a dividend in cash of €3.615 per outstanding common share, totaling approximately €640 million, as recommended by the Company’s Board of Directors on February 19, 2026. The dividend payment date is May 5, 2026.
Cash and cash equivalents
    Cash and cash equivalents amounted to €1,857 million at March 31, 2026 compared to €1,467 million at December 31, 2025.

    At March 31, 2026, 91 percent of our cash and cash equivalents were denominated in Euro (90 percent at December 31, 2025). Our cash and cash equivalents denominated in currencies other than the Euro are mostly available to Ferrari S.p.A. and certain subsidiaries that operate in countries outside of Europe. Cash held in such countries may be subject to transfer restrictions depending on the jurisdictions in which these subsidiaries operate. In particular, cash held in China (including cash held in foreign currencies), which amounted to €30 million at March 31, 2026 (€25 million at December 31, 2025), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. We do not currently believe that such transfer restrictions have an adverse impact on our ability to meet our liquidity requirements.

    A breakdown of cash and cash equivalents by currency is presented below.

	At March 31, 2026	At December 31, 2025
	(€ million)
Euro	1,686	1,327
U.S. Dollar	101	75
Chinese Yuan	29	24
Swiss Franc	8	8
Pound Sterling	7	10
Other currencies	26	23
Total	1,857	1,467

    Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. This cash amounted to €52 million at March 31, 2026 (€54 million at December 31, 2025).

    Total available liquidity

    At March 31, 2026, our available liquidity, represented by cash and cash equivalents and undrawn committed credit lines, was €2,407 million (€2,017 million at December 31, 2025).

    A breakdown of our available liquidity is presented below.

	At March 31, 2026	At December 31, 2025
	(€ million)
Cash and cash equivalents	1,857	1,467
Undrawn committed credit lines	550	550
Total available liquidity	2,407	2,017

    The undrawn committed credit lines at March 31, 2026 and December 31, 2025 relate to revolving credit facilities. For further information relating to our debt, see Note 23 “Debt” in the Interim Condensed Consolidated Financial Statements included elsewhere in this document.

Free Cash Flow and Free Cash Flow from Industrial Activities

Free Cash Flow and Free Cash Flow from Industrial Activities are two of our primary key performance indicators to measure the Group’s performance and cash flow generation. These measures are not representative of residual cash flows available for discretionary purposes.

•Free Cash Flow is defined as consolidated cash flows from operating activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases) and intangible assets. Free Cash Flow is composed of Free Cash Flow from Industrial Activities and Free Cash Flow from Financial Services Activities, which are both defined below.

•Free Cash Flow from Industrial Activities is defined as cash flows from operating activities of our industrial activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases) and intangible assets of our industrial activities. Free Cash Flow from Industrial Activities represents our Free Cash Flow less our Free Cash Flow from Financial Services Activities (as defined below). Industrial activities include all of the Group’s activities except for those relating to financial services activities.

•Free Cash Flow from Financial Services Activities is defined as cash flows from operating activities of our financial services activities less investments in property, plant and equipment (excluding right-of-use assets recognized during the period in accordance with IFRS 16 — Leases) and intangible assets of our financial services activities. The Group’s financial services activities relate only to its wholly owned subsidiary Ferrari Financial Services Inc., whose primary business is to offer retail client financing for the sale of Ferrari cars in the United States and to manage the related financial receivables portfolio. Its cash flows from operating activities are mainly driven by the change in its financial receivables portfolio (receivables from financing activities), as well as its operating result during the period. Free Cash Flow from Financial Services Activities is presented for information purposes to facilitate an understanding of the relationship between Free Cash Flow and Free Cash Flow from Industrial Activities, which are the measures used by management.

The following table presents our Free Cash Flow, Free Cash Flow from Financial Services Activities and Free Cash Flow from Industrial Activities for the three months ended March 31, 2026 and 2025.

	For the three months ended March 31,
	2026			2025
	Group	Financial Services Activities	Industrial Activities	Group	Financial Services Activities	Industrial Activities
	(€ million)
Cash flows from/(used in) (1) operating activities	863	(43)	906	847	3	844
Investments in property, plant and equipment and intangible assets	(253)	—	(253)	(224)	—	(224)
Free Cash Flow	610	(43)	653	623	3	620
____________________________
(1)Financial services activities mainly reflect the outflows derived from the increase in the financial receivables portfolio (the change in receivables from financing activities in the interim condensed consolidated statement of financial position of cash flows) of €55.2 million and €6.4 million, for the three months ended March 31, 2026 and 2025 respectively.

    Free Cash Flow for the three months ended March 31, 2026 was €610 million compared to €623 million for the three months ended March 31, 2025. For an explanation of the drivers in Free Cash Flow see “Cash Flows” above.

    Free Cash Flow from Industrial Activities for the three months ended March 31, 2026 was €653 million, an increase of €33 million compared to €620 million for the three months ended March 31, 2025. The increase was primarily attributable to (i) an increase in cash generated from inventories, trade receivables and trade payables of €119 million, (ii) an increase in cash generated from other non-cash expenses, net of €31 million, and (iii) an increase in Adjusted EBITDA from our industrial activities of €25 million, partially offset by (iv) a decrease in change from other operating assets and liabilities of €111 million, and (v) an increase in cash flows used in investing activities of €29 million, primarily driven by higher investments in property, plant and equipment, reflecting our initiatives for product and infrastructure development, including our new paint shop, as well as higher investments in intangible assets.

Constant Currency Information

The “Results of Operations” discussion above includes information about our net revenues on a constant currency basis, which excludes the effects of foreign currency translation from our subsidiaries with functional currencies other than Euro, as well as the effects of foreign currency transaction impact and foreign currency hedging. We use this information to assess how the underlying revenues changed independent of fluctuations in foreign currency exchange rates and hedging. We calculate constant currency by (i) applying the prior-period average foreign currency exchange rates to translate current period revenues of foreign subsidiaries expressed in local functional currency other than Euro, (ii) applying the prior-period average foreign currency exchange rates to current period revenues originated in a currency other than the functional currency of the applicable entity, and (iii) eliminating the impact of any foreign currency hedging (see Note 5 “Other Information” to the Interim Condensed Consolidated Financial Statements, included in this Interim Report, for information on the foreign currency exchange rates applied). Although we do not believe that these measures are a substitute for GAAP measures, we do believe that revenues excluding the impact of currency fluctuations and the impacts of hedging provide additional useful information to investors regarding the operating performance on a local currency basis.

Risk Factors
We face a variety of risks and uncertainties in our business. For a description of these risks and uncertainties please see “Risk Factors” in the Group’s Annual Report and Form 20-F for the year ended December 31, 2025 filed with the AFM and the SEC on February 19, 2026. All such risks factors should be read together with this Interim Report. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial, may also become important factors that affect us.

Outlook
2026 guidance confirmed, based on the following unchanged set of assumptions:

•Significant model change-over to shape the year, with positive product mix and personalizations
•Higher racing revenues mainly from sponsorships
•Lifestyle activities supporting top line contribution, while continuing to invest for further development and to expand the network
•Higher brand investments, as well as racing and digital transformation expenses
•Increasing depreciation and amortization in line with start of production of new models
•Negative currency impact, net of hedges
•Robust Industrial free cash flow generation driven by strong profitability

Our guidance is based on current visibility on the Middle East crisis effects, that we keep on managing actively.

(€ billion, unless otherwise stated)	2026 GUIDANCE	2025
NET REVENUES	~7.50	7.15
ADJ. EBITDA (margin %)	≥2.93 ≥39.0%	2.77 38.8%
ADJ. OPERATING PROFIT (EBIT) (margin %)	≥2.22 ≥29.5%	2.11 29.5%
ADJ. DILUTED EPS (€)	≥9.45(1)	8.96(1)
INDUSTRIAL FCF	≥1.50	1.54
_____________________________
(1)    Calculated using the weighted average diluted number of common shares at December 31, 2025 (178,321 thousand).

FERRARI N.V.
INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2026
(UNAUDITED)

FERRARI N.V.
INTERIM CONSOLIDATED INCOME STATEMENT
for the three months ended March 31, 2026 and 2025
(Unaudited)

		For the three months ended March 31,
	Note	2026	2025
		(€ thousand)
Net revenues	6	1,848,074	1,790,750
Cost of sales	7	890,144	857,491
Selling, general and administrative costs	8	160,579	149,069
Research and development costs	9	245,181	232,791
Other expenses, net	10	7,378	11,735
Result from investments		3,254	2,598
Operating profit (EBIT)		548,046	542,262
Financial income	11	32,810	45,536
Financial expenses	11	44,023	59,528
Financial expenses, net	11	11,213	13,992
Profit before taxes		536,833	528,270
Income tax expense	12	123,472	116,219
Net profit		413,361	412,051
Net profit attributable to:
Owners of the parent		412,863	411,643
Non-controlling interests		498	408

Basic earnings per common share (in €)	13	2.33	2.30
Diluted earnings per common share (in €)	13	2.33	2.30

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the three months ended March 31, 2026 and 2025
(Unaudited)

		For the three months ended March 31,
	Note	2026	2025
		(€ thousand)
Net profit		413,361	412,051
(Losses)/Gains on cash flow hedging instruments	20	(79,122)	67,898
Exchange differences on translating foreign operations	20	5,485	(7,421)
Related tax impact	20	22,210	(18,963)
Total other comprehensive (loss)/income, net of tax (all of which may be reclassified to the consolidated income statement in subsequent periods)	20	(51,427)	41,514
Total comprehensive income		361,934	453,565
Total comprehensive income attributable to:
Owners of the parent		361,264	453,366
Non-controlling interests		670	199

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at March 31, 2026 and at December 31, 2025
(Unaudited)

	Note	At March 31, 2026	At December 31, 2025
		(€ thousand)
Assets
Goodwill		785,182	785,182
Intangible assets	14	1,659,686	1,638,457
Property, plant and equipment	15	2,121,571	2,057,891
Investments and other financial assets	16	98,923	96,444
Deferred tax assets		226,602	226,005
Total non-current assets		4,891,964	4,803,979
Inventories	17	1,153,874	1,113,904
Trade receivables	18	378,905	360,339
Receivables from financing activities	18	1,702,843	1,613,396
Tax receivables	18	14,297	31,715
Other current assets	18	204,134	159,223
Current financial assets	19	34,664	78,085
Cash and cash equivalents	29	1,857,374	1,467,711
Total current assets		5,346,091	4,824,373
Total assets		10,238,055	9,628,352

Equity and liabilities
Equity attributable to owners of the parent		4,048,316	3,906,893
Non-controlling interests		5,784	7,849
Total equity	20	4,054,100	3,914,742

Employee benefits		128,673	145,294
Provisions	22	179,943	184,481
Deferred tax liabilities		250,015	254,387
Debt	23	2,928,935	2,884,220
Other liabilities	24	1,631,010	1,391,616
Other financial liabilities	19	37,273	7,405
Trade payables	25	943,349	841,256
Tax payables		84,757	4,951
Total equity and liabilities		10,238,055	9,628,352

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
for the three months ended March 31, 2026 and 2025
(Unaudited)

		For the three months ended March 31,
	Note	2026	2025
		(€ thousand)
Cash and cash equivalents at the beginning of the period	29	1,467,711	1,742,214

Cash flows from operating activities:
Net profit		413,361	412,051
Income tax expense	12	123,472	116,219
Amortization and depreciation	14, 15	173,742	150,994
Provision accruals	22	13,341	24,012
Result from investments	16	(3,254)	(2,598)
Financial income	11	(32,810)	(45,536)
Financial expenses	11	44,023	59,528
Other non-cash expenses, net	29	43,739	12,639
Change in inventories	17	(54,320)	(9,321)
Change in trade receivables	18	(20,487)	(69,253)
Change in trade payables	25	95,164	(19,589)
Change in receivables from financing activities	26	(55,191)	(6,430)
Change in other operating assets and liabilities		136,900	248,222
Finance income received		8,349	12,281
Finance costs paid		(19,388)	(29,881)
Income tax paid	12	(3,258)	(6,421)
Total cash from operating activities		863,383	846,917

Cash flows used in investing activities:
Investments in property, plant and equipment	15	(134,516)	(109,074)
Investments in intangible assets	14	(118,339)	(114,713)
Change in investments and other financial assets		—	(458)
Proceeds from the sale of property, plant and equipment and intangible assets	14, 15	—	12
Total cash flows used in investing activities		(252,855)	(224,233)

Cash flows used in financing activities:
Repayments of borrowings from banks and other financial institutions	23	(45,833)	(30,833)
Repayments of securitizations	23	(34,499)	(13,028)
Proceeds from securitizations	23	63,275	24,618
Repayments of lease liabilities	23	(6,630)	(6,224)
Repayments of other debt	23	(1,089)	(6,992)
Proceeds from other debt	23	27,727	10,042
Share repurchases	20	(225,804)	(423,676)
Total cash flows used in financing activities		(222,853)	(446,093)

Translation exchange differences		1,988	(4,017)

Total change in cash and cash equivalents	29	389,663	172,574
Cash and cash equivalents at the end of the period		1,857,374	1,914,788

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the three months ended March 31, 2026 and 2025
(Unaudited)

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2024	2,573	3,518,258	(36,848)	58,648	(8,685)	3,533,946	9,292	3,543,238
Net profit	—	411,643	—	—	—	411,643	408	412,051
Other comprehensive income/(loss)	—	—	48,935	(7,212)	—	41,723	(209)	41,514
Total comprehensive income	—	411,643	48,935	(7,212)	—	453,366	199	453,565
Dividends to non-controlling interests	—	—	—	—	—	—	(4,448)	(4,448)
Share repurchases	—	(423,676)	—	—	—	(423,676)	—	(423,676)
Share-based compensation	—	5,993	—	—	—	5,993	—	5,993
At March 31, 2025	2,573	3,512,218	12,087	51,436	(8,685)	3,569,629	5,043	3,574,672

	Share capital	Retained earnings and other reserves	Cash flow hedge reserve	Currency translation differences	Remeasurement of defined benefit plans	Equity attributable to owners of the parent	Non-controlling interests	Total
	(€ thousand)
At December 31, 2025	2,573	3,824,443	49,792	38,665	(8,580)	3,906,893	7,849	3,914,742
Net profit	—	412,863	—	—	—	412,863	498	413,361
Other comprehensive (loss)/income	—	—	(56,912)	5,313	—	(51,599)	172	(51,427)
Total comprehensive income	—	412,863	(56,912)	5,313	—	361,264	670	361,934
Dividends to non-controlling interests	—	—	—	—	—	—	(2,735)	(2,735)
Share repurchases	—	(225,804)	—	—	—	(225,804)	—	(225,804)
Share-based compensation	—	5,963	—	—	—	5,963	—	5,963
At March 31, 2026	2,573	4,017,465	(7,120)	43,978	(8,580)	4,048,316	5,784	4,054,100

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. BACKGROUND AND BASIS OF PRESENTATION

Background

    Ferrari is among the world’s leading luxury brands. The activities of Ferrari N.V. (herein referred to as “Ferrari” or the “Company” and together with its subsidiaries the “Group”) and its subsidiaries are focused on the design, engineering, production and sale of luxury performance sports cars. The cars are designed, engineered and produced in Maranello and Modena, Italy and sold in more than 60 markets worldwide through a network of 181 authorized dealers operating 195 points of sale. The Ferrari brand is licensed to a selected number of producers and retailers of luxury and lifestyle goods, with Ferrari branded merchandise also sold through a network of 16 Ferrari-owned directly operated stores and 2 franchised stores (as of March 31, 2026), as well as on Ferrari’s website. To facilitate the sale of new and pre-owned cars, the Group provides various forms of financing to clients and dealers, including directly or through cooperation or other agreements with financial institutions. Ferrari also participates in the Formula 1 World Championship through its Scuderia Ferrari team and the World Endurance Championship through its Ferrari Endurance Teams. Ferrari’s racing activities are a core element of Ferrari marketing and promotional activities, as well as an important source of innovation to support the technological advancement of Ferrari’s product portfolio.

2. AUTHORIZATION OF INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

    These Interim Condensed Consolidated Financial Statements of Ferrari N.V. were authorized for issuance on May 5, 2026, and have been prepared in compliance with IAS 34 — Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). The Interim Condensed Consolidated Financial Statements should be read together with the Group’s consolidated financial statements at and for the year ended December 31, 2025 (the “Consolidated Financial Statements”), which have been prepared in accordance with IFRS® Accounting Standards (“IFRS Accounting Standards”) as issued by the IASB and IFRS Accounting Standards as adopted by the European Union. There is no effect on these consolidated financial statements resulting from differences between IFRS Accounting Standards as issued by IASB and IFRS Accounting Standards as adopted by the European Union. The designation IFRS Accounting Standards also includes International Accounting Standards (“IAS® Standards”) as well as the interpretations of the International Financial Reporting Interpretations Committee (“IFRIC® Interpretations’” and “SIC® Interpretations”). The accounting policies adopted are consistent with those used in the Consolidated Financial Statement.

3. BASIS OF PREPARATION FOR INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best estimates and judgments at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. Reference should be made to the section “Use of estimates and judgments” in Note 2 “Material accounting policies” of the Consolidated Financial Statements for a detailed description of the significant measurement and valuation procedures used by the Group.

    Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature relating to matters such as impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit obligations are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
New amendments effective from January 1, 2026
In May 2024, IASB issued Amendments to the Classification and Measurement of Financial Instruments which amended IFRS 9 — Financial Instruments and IFRS 7 — Financial Instruments: Disclosures, with the aim of addressing diversity in practice by making the requirements more understandable and consistent. The amendments: (a) clarify the date of recognition and derecognition of certain financial assets and liabilities, with a new exception for certain financial liabilities settled through an electronic cash transfer system to be derecognized before the settlement date if certain criteria are met; (b) clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion; (c) add new disclosures for certain instruments with contractual terms that can change cash flows (such as certain instruments with features linked to the achievement of environment, social and governance (ESG) targets); and (d) update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI). The amendments are effective on or after January 1, 2026 and earlier application is permitted. There were no impacts to the Group’s financial statements as a result of these illustrative examples.

In July 2024, IASB issued Annual Improvements to IFRS Accounting Standards — Volume 11 which contains amendments to five standards as result of IASB’s annual improvements project. IASB uses the annual improvements process to make necessary, but non-urgent, amendments to IFRS Accounting Standards that will not be included as part of another major project. The amended standards are: IFRS 1 — First-time Adoption of International Financial Reporting Standards, IFRS 7 —Financial Instruments: Disclosures and its accompanying Guidance on implementing IFRS 7; IFRS 9 — Financial Instruments; IFRS 10 — Consolidated Financial Statements; and IAS 7 — Statement of Cash Flows. The amendments are effective on or after January 1, 2026 and earlier application is permitted. There were no impacts to the Group’s financial statements as a result of these illustrative examples.

In November 2025, the IASB issued illustrative examples on reporting uncertainties in financial statements (Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37 — Disclosures about Uncertainties in the Financial Statements). These illustrative examples demonstrate how companies can apply IFRS Accounting Standards when reporting the effects of uncertainties in their financial statements. As accompanying materials to IFRS Accounting Standards, these illustrative examples do not have an effective date. However, companies are expected to implement any changes in their reporting on a timely basis. There were no impacts to the Group’s financial statements as a result of these illustrative examples.

New standards and amendments not yet effective

    The standards and amendments issued by the IASB that will have mandatory application in 2027 or subsequent years are listed below:

In April 2024, the IASB issued IFRS 18 — Presentation and Disclosure in Financial Statements, primarily in response to investors’ concerns about comparability and transparency of entities’ performance reporting. IFRS 18 replaces IAS 1 — Presentation of Financial Statements, carrying forward many of the requirements in IAS 1 unchanged and complementing them with new requirements. In addition, some IAS 1 paragraphs have been moved to IAS 8 — Accounting Policies, Changes in Accounting Estimates and Errors and IFRS 7 — Financial Instruments: Disclosures. Furthermore, the IASB has made minor amendments to IAS 7 — Statement of Cash Flows and IAS 33 — Earnings Per Share.

IFRS 18 introduces new requirements to:

•present specified categories and defined subtotals in the statement of profit or loss;
•provide disclosures on management-defined performance measures (MPMs) in the notes to the financial statements, and
•improve aggregation and disaggregation.

IFRS 18 is effective from January 1, 2027. The Group is evaluating the potential impact from the adoption of this standard and performing a detailed assessment to determine the appropriate classification of items to ensure that the operating profit subtotal will comply with the requirements of IFRS 18.

The Group currently reports various non-GAAP financial measures (also referred to as alternative performance measures) to its investors that may meet the definition of a management-defined performance measure under IFRS 18, including EBITDA, Adjusted EBITDA, Adjusted Operating Profit (Adjusted EBIT) and Adjusted Net Profit. Management-

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
defined performance measures under IFRS 18 require specific disclosures within a note to the financial statements. The Group is performing an assessment of other measures that are currently being reported outside the financial information to determine whether or not they meet the definition of a management-defined performance measure.

In May 2024, the IASB issued IFRS 19 — Subsidiaries without Public Accountability: Disclosures, which permits eligible subsidiaries to use IFRS Accounting Standards with reduced disclosures better suited to the needs of the users of their financial statements, as well as to keep only one set of accounting records to meet the needs of both their parent company and the users of their financial statements. In August 2025, the IASB issued amendments to IFRS 19 that will provide reduced disclosure requirements for new and amended IFRS Accounting Standards issued between February 2021 and May 2024 that were not considered when IFRS 19 was first issued. The standard and amendments are effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from the adoption of this standard.

In November 2025, the IASB issued amendments for translation to a hyperinflationary presentation currency which amended IAS 21 — The Effects of Changes in Foreign Exchange Rates, to clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one. The amendments are effective on or after January 1, 2027 and earlier application is permitted. The Group does not expect any impact from the adoption of these amendments.

Scope of consolidation

    There were no changes in the scope of consolidation for the periods presented in these Interim Condensed Consolidated Financial Statements.

4. FINANCIAL RISK FACTORS

The Group is exposed to various financial risks, including financial market risk (relating mainly to foreign currency exchange rates and, to a lesser extent, interest rates and commodity prices), credit risk and liquidity risk. The Interim Condensed Consolidated Financial Statements do not include all of the information and disclosures on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 30 “Qualitative and Quantitative Information on Financial Risks” of the Consolidated Financial Statements at and for the year ended December 31, 2025.

5. OTHER INFORMATION
    The principal foreign currency exchange rates used to translate other currencies into Euro are presented below:

	Average for the three months ended March 31,	March 31,	Average for the three months ended March 31,	March 31,	At December 31,
	2026		2025
U.S. Dollar	1.1703	1.1498	1.0523	1.0815	1.1750
Pound Sterling	0.8682	0.8683	0.8357	0.8354	0.8726
Swiss Franc	0.9168	0.9194	0.9458	0.9531	0.9314
Japanese Yen	183.5956	183.3900	160.4525	161.6000	184.0900
Chinese Yuan	8.1032	7.9341	7.6551	7.8442	8.2262
Australian Dollar	1.6841	1.6693	1.6772	1.7318	1.7581
Canadian Dollar	1.6049	1.6022	1.5105	1.5533	1.6088
Singapore Dollar	1.4929	1.4811	1.4186	1.4519	1.5105
Hong Kong Dollar	9.1437	9.0136	8.1872	8.4130	9.1464

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
6. NET REVENUES
    A breakdown of net revenues is presented below.

	For the three months ended March 31,
	2026	2025
	(€ thousand)
Revenues from:
Cars and spare parts	1,556,382	1,536,314
Sponsorship, commercial and brand	217,921	191,341
Other (1)	73,771	63,095
Total net revenues	1,848,074	1,790,750
____________________________________
(1)Primarily includes net revenues from financial services activities, the management of the Mugello racetrack and other sports-related activities, as well as net revenues generated from the rental of engines to other Formula 1 teams.

Interest and other financial income from financial services activities included within other net revenues for the three months ended March 31, 2026 and 2025 amounted to €34,096 thousand and €34,762 thousand, respectively.

7. COST OF SALES
    Cost of sales for the three months ended March 31, 2026 and 2025 amounted to €890,144 thousand and €857,491 thousand, respectively, and consisted primarily of materials, components and labor related to the manufacturing and distribution of cars and spare parts. Cost of sales also includes depreciation and amortization, insurance, transportation costs, warranty and product-liability related costs, as well as production costs for engines rented to other Formula 1 racing teams.
Interest and other financial expenses from financial services activities included within cost of sales for the three months ended March 31, 2026 and 2025 amounted to €21,162 thousand and €24,072 thousand, respectively.
8. SELLING, GENERAL AND ADMINISTRATIVE COSTS

A breakdown of selling, general and administrative costs is presented below.

	For the three months ended March 31,
	2026	2025
	(€ thousand)
Selling costs	90,631	82,079
General and administrative costs	69,948	66,990
Total selling, general and administrative costs	160,579	149,069

Selling costs consist mainly of expenses related to sales personnel, marketing and events, and retail stores. Costs for marketing and events primarily relate to corporate events, trade shows, and media and client events for the launch of new models, as well as lifestyle events, including the use of digital solutions. These costs also include indirect marketing and brand-promotion activities, including those incurred through the Formula 1 racing team, Scuderia Ferrari.

General and administrative costs consist mainly of administrative and other general expenses that are not directly attributable to manufacturing, sales, or research and development activities. These costs include, in particular, personnel-related expenses and costs associated with the development and maintenance of the Group’s digital infrastructure.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
9. RESEARCH AND DEVELOPMENT COSTS
    A breakdown of research and development costs is presented below.

	For the three months ended March 31,
	2026	2025
	(€ thousand)
Research and development costs expensed during the period	155,175	159,587
Amortization of capitalized development costs	90,006	73,204
Total research and development costs	245,181	232,791
    Research and development costs expensed primarily relate to Formula 1 racing activities and programs to support innovation across the Group’s product portfolio and components, particularly those involving advanced technologies.

10. OTHER EXPENSES, NET
A breakdown of other expenses, net is presented below.

	For the three months ended March 31,
	2026	2025
	(€ thousand)
Other expenses	9,779	17,907
Other income	2,401	6,172
Total other expenses, net	7,378	11,735

Other expenses primarily consist of indirect taxes, provisions, and other miscellaneous expenses, while other income primarily consists of rental income, gains on the disposal of property, plant and equipment and releases of previously recognized provisions, as well as other miscellaneous income.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
11. FINANCIAL EXPENSES AND FINANCIAL INCOME
A breakdown of financial expenses and financial income is presented below.

	For the three months ended March 31,
	2026	2025
	(€ thousand)
Foreign exchange gains	25,199	33,618
Interest income	4,135	6,280
Other financial income	3,476	5,638
Financial income	32,810	45,536
Foreign exchange losses	33,918	46,603
Interest expenses	10,007	12,812
Other financial expenses	98	113
Financial expenses	44,023	59,528
Financial expenses, net	11,213	13,992
Financial expenses primarily relate to foreign exchange losses, including the net costs of hedging, and interest expenses on debt.
Financial income primarily relates to foreign exchange gains and interest income on cash and cash equivalents.
Interest and other financial income from financial services activities, and interest expenses and other financial charges relating to those activities, are recognized within net revenues and cost of sales, respectively.

12. INCOME TAX EXPENSE
    A breakdown of income tax expense is presented below.

	For the three months ended March 31,
	2026	2025
	(€ thousand)
Current tax expense	102,159	106,317
Deferred tax expense	21,303	9,886
Taxes relating to prior periods	10	16
Total income tax expense	123,472	116,219
    The Group’s Italian entities participate in a group Italian tax consolidation under Ferrari N.V.

Income tax expense amounted to €123,472 thousand for the three months ended March 31, 2026 compared to €116,219 thousand for the three months ended March 31, 2025.
Income taxes for the three months ended March 31, 2025 and 2026 benefited from the application of the Italian Patent Box tax regime regulated by Law Decree No. 146, which provides for a 110% super tax deduction for costs relating to eligible intangible assets.
The effective tax rate was 23.0 percent for the three months ended March 31, 2026 and 22.0 percent for the three months ended March 31, 2025. The increase in the deferred tax expense was primarily attributable to the deferred tax liabilities recognized under the previous patent box tax regime.
Imposta Regionale sulle Attività Produttive (“IRAP”) (current and deferred) for the three months ended March 31, 2026 and 2025 amounted to €25,247 thousand and €17,916 thousand, respectively. IRAP is only applicable to Italian entities and is calculated on a measure of income defined by the Italian Civil Code as the difference between operating revenues and

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
costs, before financial income and expense, and in particular before the cost of fixed-term employees, credit losses and any interest included in lease payments. IRAP is calculated using financial information prepared under Italian accounting standards. IRAP is applied on the tax base at 4.2 percent for the three months ended March 31, 2026 and 3.9 percent for the three months ended March 31, 2025.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
13. EARNINGS PER SHARE
    Basic earnings per share
    Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of common shares issued and outstanding during the period.

The following table presents the amounts used in the calculation of basic earnings per share for three months ended March 31, 2026 and 2025.

		For the three months ended March 31,
		2026	2025
Profit attributable to owners of the Company	€ thousand	412,863	411,643
Weighted average number of common shares for basic earnings per share	thousand	176,982	178,651
Basic earnings per share	€	2.33	2.30

    Diluted earnings per share
    For the three months ended March 31, 2026 and 2025, the weighted average number of shares for diluted earnings per share was increased to take into consideration the dilutive effects of the potential common shares relating to the Group’s equity incentive plans (assuming 100 percent of the target awards vested). For additional information relating to the Group’s equity incentive plans, see Note 21 “Share-Based Compensation”.

    The following table presents the amounts used in the calculation of diluted earnings per share for the three months ended March 31, 2026 and 2025.

		For the three months ended March 31,
		2026	2025
Profit attributable to owners of the Company	€ thousand	412,863	411,643
Weighted average number of common shares for diluted earnings per share	thousand	177,320	178,890
Diluted earnings per share	€	2.33	2.30

The following table presents a reconciliation from the weighted average number of common shares for basic earnings per share to the weighted average number of common shares for diluted earnings per share.

	For the three months ended March 31,
Number of shares	2026	2025
Weighted average number of common shares for basic earnings per share	176,982	178,651
Adjustments for calculation of diluted earnings per share:	—	—
Share-based compensation	338	239
Weighted average number of common shares for diluted earnings per share	177,320	178,890

14. INTANGIBLE ASSETS
The following table summarizes the changes in the carrying amount of intangible assets for the three months ended March 31, 2026.

	Balance at December 31, 2025	Additions	Divestitures	Amortization	Translation differences and other movements	Balance at March 31, 2026
	(€ thousand)
Intangible assets	1,638,457	118,339	(293)	(96,843)	26	1,659,686

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Additions of €118,339 thousand primarily related to externally acquired and internally generated development costs to support the development of the Group’s existing and future models.

15. PROPERTY, PLANT AND EQUIPMENT
The following table summarizes the changes in the carrying amount of property, plant and equipment for the three months ended March 31, 2026.

	Balance at December 31, 2025	Additions	Divestitures	Depreciation	Translation differences and other movements	Balance at March 31, 2026
	(€ thousand)
Property, plant and equipment	2,057,891	141,275	(2,473)	(76,899)	1,777	2,121,571
    At March 31, 2026 property plant and equipment included €143,791 thousand of right-of-use assets (€146,266 thousand at December 31, 2025).

The following table summarizes the changes in the carrying amount of right-of-use assets for the three months ended March 31, 2026.

	Balance at December 31, 2025	Additions	Divestitures	Depreciation	Translation differences and other movements	Balance at March 31, 2026
	(€ thousand)
Right-of-use assets	146,266	6,759	(2,434)	(8,130)	1,330	143,791

Additions of €6,759 thousand primarily related to new Ferrari stores. For the three months ended March 31, 2026 depreciation of right-of use assets amounted to €8,130 thousand and interest expense on lease liabilities amounted to €1,501 thousand (€8,128 thousand and €1,862 thousand respectively for the three months ended March 31, 2025).

At March 31, 2026 the Group had contractual commitments for the purchase of property, plant and equipment amounting to €213,663 thousand (€275,178 thousand at December 31, 2025), reflecting the significant investments the Group is making to expand vehicle architectures, strengthen infrastructure, including the new paint shop, and support innovation in advanced technologies such as hybrid and electric powertrains.

16. INVESTMENTS AND OTHER FINANCIAL ASSETS

A breakdown of investments and other financial assets is presented below.

	At March 31, 2026	At December 31, 2025
	(€ thousand)
Investments accounted for using the equity method	79,259	76,011
Other securities and financial assets	19,664	20,433
Total investments and other financial assets	98,923	96,444

Investments accounted for using the equity method
    Investments accounted for using the equity method mainly relate to the Group’s investment in Ferrari Financial Services GmbH (“FFS GmbH”), a partnership with CA Auto Bank S.p.A. (Crédit Agricole group) that offers retail client financing in certain markets in EMEA (primarily the UK, Germany and Switzerland), for which the Group holds a 49.9 percent interest, as well as the Group’s investment in FS China Limited, a joint venture formed in China in 2021 to manage certain lifestyle activities in the local market, for which the Group holds a 49.0 percent interest.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Movements in the carrying amount of investments accounted for using the equity method are presented below.

(€ thousand)
Balance at December 31, 2025	76,011
Proportionate share of net profit for the period from January 1, 2026 to March 31, 2026	3,254
Other changes	(6)
Balance at March 31, 2026	79,259
Other securities and financial assets
    Other securities and financial assets primarily include the Group’s holdings of Series C Formula One Group Common Stock of Liberty Media Corporation, the group responsible for the promotion of the Formula 1 World Championship, which are measured at fair value and amounted to €15,959 thousand at March 31, 2026 (€16,743 thousand at December 31, 2025) (the “Liberty Media Shares”).

17. INVENTORIES
A breakdown of inventories is presented below.

	At March 31, 2026	At December 31, 2025
	(€ thousand)
Raw materials	239,186	238,426
Semi-finished goods	284,148	258,287
Finished goods	630,540	617,191
Total inventories	1,153,874	1,113,904
The amount of inventory write-downs recognized as an expense within cost of sales was €24,387 thousand and €8,441 thousand for the three months ended March 31, 2026 and 2025, respectively.

18. CURRENT RECEIVABLES AND OTHER CURRENT ASSETS

A breakdown of current receivables and other current assets is presented below.

	At March 31, 2026	At December 31, 2025
	(€ thousand)
Receivables from financing activities	1,702,843	1,613,396
Trade receivables	378,905	360,339
Current tax receivables	14,297	31,715
Other current assets	204,134	159,223
Total	2,300,179	2,164,673

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    Receivables from financing activities

    A breakdown of receivables from financing activities is presented below.

	At March 31, 2026	At December 31, 2025
	(€ thousand)
Client financing	1,702,843	1,613,396
Total	1,702,843	1,613,396
    Receivables from financing activities relate to financing provided by the Group to Ferrari clients in the United States to finance their car acquisitions. The underlying receivables are denominated in U.S. Dollars and are generally secured on the title of cars or other guarantees.

19. CURRENT FINANCIAL ASSETS AND OTHER FINANCIAL LIABILITIES
A breakdown of current financial assets is presented below.

	At March 31, 2026	At December 31, 2025
	(€ thousand)
Financial derivatives	24,540	73,664
Other financial assets	10,124	4,421
Current financial assets	34,664	78,085
    A breakdown of derivative assets and liabilities at March 31, 2026 and December 31, 2025 is presented below.

	At March 31, 2026		At December 31, 2025
	Positive fair value	Negative fair value	Positive fair value	Negative fair value
	(€ thousand)
Cash flow hedges:
Foreign exchange derivatives	19,406	(35,021)	70,942	(5,936)
Interest rate caps	3,850	—	1,487	—
Commodities	—	(902)	—	(334)
Total cash flow hedges	23,256	(35,923)	72,429	(6,270)
Other foreign currency derivatives	1,284	(550)	1,235	(335)
Other	—	(800)	—	(800)
Total	24,540	(37,273)	73,664	(7,405)

Foreign currency derivatives that do not meet the requirements to be recognized as cash flow hedges are presented as other foreign currency derivatives. Interest rate caps relate to derivative instruments required as part of certain securitization agreements.

At March 31, 2026 and December 31, 2025, substantially all derivative financial instruments had a maturity of twelve months or less.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
20. EQUITY
Share capital
At March 31, 2026 and December 31, 2025 the fully paid up share capital of the Company was €2,573 thousand. The following table summarizes the number of common shares and special voting shares of the Company at March 31, 2026 and December 31, 2025, each of which has a nominal value of €0.01.

	Common shares			Special voting shares
	Total	Outstanding	Held in treasury	Total	Outstanding	Held in treasury
At December 31, 2025	193,923,499	177,278,893	16,644,606	63,349,112	56,665,641	6,683,471
Shares repurchased under share repurchase program (1)	—	(764,600)	764,600	—	—	—
Other changes (2)	—	—	—	—	(2,644)	2,644
At March 31, 2026	193,923,499	176,514,293	17,409,206	63,349,112	56,662,997	6,686,115

Percentage of shares held in treasury	At March 31, 2026	At December 31, 2025
Total shares (common shares and special voting shares)	9.37%	9.07%
Common shares	6.77%	6.47%
_______________________________________
(1)Includes shares repurchased under the share repurchase program between January 1, 2026 and March 31, 2026 based on the transaction trade date, for a total consideration, including transaction costs, of €225,804 thousand.
(2)Relates to the de-registration of certain special voting shares under the Company’s special voting shares term and conditions.

Other comprehensive (loss)/income
    A breakdown of other comprehensive (loss)/income is provided below.

	For the three months ended March 31,
	2026	2025
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments arising during the period	(31,818)	53,694
Reclassification of cash flow hedge reserves to the consolidated income statement	(47,304)	14,204
(Losses)/Gains on cash flow hedging instruments	(79,122)	67,898
Exchange differences on translating foreign operations arising during the period	5,485	(7,421)
Total other comprehensive (loss)/income (all of which may be reclassified to the consolidated income statement in subsequent periods)	(73,637)	60,477
Related tax impact	22,210	(18,963)
Total other comprehensive (loss)/income, net of tax	(51,427)	41,514

Gains on cash flow hedging instruments relate to changes in the fair value of derivative financial instruments used for cash flow hedging purposes.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
A breakdown of the tax effects relating to other comprehensive (loss)/income is presented below.

	For the three months ended March 31,
	2026			2025
	Pre-tax balance	Tax impact	Net balance	Pre-tax balance	Tax impact	Net balance
	(€ thousand)
(Losses)/Gains on cash flow hedging instruments	(79,122)	22,210	(56,912)	67,898	(18,963)	48,935
Exchange gains/(losses) on translating foreign operations	5,485	—	5,485	(7,421)	—	(7,421)
Total other comprehensive (loss)/income	(73,637)	22,210	(51,427)	60,477	(18,963)	41,514

21. SHARE-BASED COMPENSATION

Equity incentive plans

The Group has several equity incentive plans under which a combination of performance share units (“PSUs”) and retention restricted share units (“RSUs”), which each represent the right to receive one Ferrari common share, have been awarded to the Executive Chairman, the Chief Executive Officer (“CEO”), members of the Ferrari Leadership Team (“FLT”) and other employees of the Group. See Note 21 “Share-Based Compensation” to the Consolidated Financial Statements for further details relating to the Group’s equity incentive plans.

Equity Incentive Plan 2023-2025

In April 2026, 76,397 2023-2025 PSU awards vested (representing approximately 145 percent of the target PSU awards that remained outstanding at the time of vesting) as a result of the achievement of the related performance conditions and an equal number of common shares held in treasury will be assigned to participants of the plan, following which there will be no further 2023-2025 PSU awards outstanding.

In April 2026, 18,876 2023-2025 RSU awards vested as a result of the achievement of the related service condition, which is the recipient’s continued employment with the Company at the time of vesting, and an equal number of common shares held in treasury will be assigned to participants of the plan, following which there will be no further 2023-2025 RSU awards outstanding.

Equity Incentive Plan 2024-2026

The 2024-2026 PSU awards and 2024-2026 RSU awards under the Equity Incentive Plan 2024-2026 vest in 2027 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2025-2027

The 2025-2027 PSU awards and 2025-2027 RSU awards under the Equity Incentive Plan 2025-2027 vest in 2028 based on the level of achievement of the related performance targets or service conditions.

Equity Incentive Plan 2026-2028

Under a new Equity Incentive Plan 2026-2028 approved in 2026, the Company awarded approximately 60,204 2026-2028 PSUs to the Executive Chairman, CEO, members of the FLT and other employees of the Group, and approximately 18,746 2026-2028 RSUs to members of the FLT and other employees of the Group. The 2026-2028 PSUs and 2026-2028 RSUs cover the three-year performance and service periods from 2026 to 2028.

2026-2028 PSU awards

The vesting of the awards is based on the achievement of defined key performance indicators as follows:

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

(i)TSR Target - 40 percent of the 2026-2028 PSUs vest based on the Company’s TSR performance over the relevant performance period compared to an industry-specific peer group as summarized below:

Ferrari TSR Ranking	% of Target Awards that Vest
1	175%
2	150%
3	125%
4	100%
5	75%
6	50%
>6	0%
The defined peer groups (including the Company) for the TSR Target is presented below:

Ferrari	Aston Martin	Brunello Cucinelli	Burberry
Hermes	Kering	LVMH	Moncler
Prada	Porsche AG	Richemont

(ii)EBITDA Target - 40 percent of the 2026-2028 PSUs vest based on the achievement of an EBITDA target determined by comparing Adjusted EBITDA to the Adjusted EBITDA targets derived from the Group’s business plan, as summarized below:

Actual Adjusted EBITDA Compared to Business Plan	% of Awards that Vest
+15%	175%
+10%	150%
+5%	125%
Business Plan Target	100%
-5%	75%
<-5%	0%
(iii)ESG Target - 20 percent of the 2026-2028 PSUs vest based on the achievement of defined objectives relating to environmental and social factors. In particular:
•50 percent of the ESG Target is based on the reduction of CO2 carbon emissions, and
•50 percent is based on the achievement of targets relating to female presence in sub-top positions.
Each target is settled independently of the other targets. The awards vest in 2029 and the total number of shares assigned upon vesting depends on the level of achievement of the targets.

2026-2028 RSU awards
The awards vest in 2029, subject to the recipient’s continued employment with the Company at the time of vesting.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Supplemental information relating to the Equity Incentive Plan 2026-2028 is summarized below.
Fair value and key assumptions
The fair value of the PSUs and RSUs that were awarded under the Equity Incentive Plan 2026-2028, which is determined based on actuarial calculations that apply certain assumptions and take into consideration the specific characteristics of the awards granted, is summarized in the following table:

Equity Incentive Plan 2026-2028
PSUs	€290.42
RSUs	€292.03
The fair value of the 2026-2028 PSU awards was measured at the grant date using a Monte Carlo Simulation model. The fair value of the 2026-2028 RSU awards was measured using the share price at the grant date adjusted for the present value of future distributions which the recipients will not receive during the vesting period.
The key assumptions utilized to calculate the grant-date fair values of the PSUs that were awarded under the Equity Incentive Plan 2026-2028 are summarized below:

Equity Incentive Plan 2026-2028
Grant date share price	€302.75
Expected volatility	27.83%
Dividend yield	1.18%
Risk-free rate	2.50%
The expected volatility was based on the observed volatility of the defined peer group. The risk-free rate was based on the iBoxx sovereign Eurozone yield.
Broad-based employee share ownership plan
In November 2023, the Company launched a broad-based employee share ownership plan under which each employee is given the option to become a shareholder of the Company, receiving a one-off grant of shares worth up to a maximum of approximately €2 thousand. If the employee holds the shares for at least 36 months, the Company will grant them an additional tranche of shares, from a minimum of one share and up to 15 percent of the value of the first allocation. Starting in 2025, certain employees were given the opportunity, under specific conditions, to receive part of their “Premio di Competitività” in Company shares.

Other share-based compensation
The Company provides share-based payments for services received as part of commercial agreements with certain suppliers.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Outstanding share awards

The following table presents the changes to the outstanding share awards under the Group’s share-based payment arrangements.

	PSU Awards	RSU Awards	Other Awards	Total Outstanding Awards
Balance at December 31, 2025	123,213	44,978	27,228	195,419
Granted (1)	60,204	18,746	63,413	142,363
Forfeited and other movements	—	—	878	878
Balance at March 31, 2026	183,417	63,724	91,519	338,660
____________________________________
(1)     Granted under the Equity Incentive Plan 2026-2028, the broad-based employee share ownership plan and the payment of bonuses to employees in shares.

Share-based compensation expense

The share based compensation expense recognized for the three months ended March 31, 2026 and 2025, is presented below.

	For the three months ended March 31,
	2026	2025
	(€ thousand)
Equity incentive plans and other share-based awards	4,876	4,736
Broad-based employee share ownership plan	—	101
Commercial agreements with suppliers	1,087	1,156
Total share-based compensation expense	5,963	5,993

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
22. PROVISIONS
    A breakdown of provisions is provided below.

	At March 31, 2026	At December 31, 2025
	(€ thousand)
Warranty and recall campaigns provision	130,640	136,796
Legal proceedings and disputes	13,144	12,921
Environmental and other risks	36,159	34,764
Total provisions	179,943	184,481
The provision for environmental and other risks primarily relates to environmental risks, including those relating to emissions regulations, as well as to disputes and matters which are not subject to legal proceedings, including disputes with suppliers, distributors, employees and other parties.
Movements in provisions are presented below.

	Balance at December 31, 2025	Additional provisions	Utilization	Releases	Translation differences and other movements	Balance at March 31, 2026
	(€ thousand)
Warranty and recall campaigns provision	136,796	15,322	(16,341)	(5,337)	200	130,640
Legal proceedings and disputes	12,921	750	(539)	(5)	17	13,144
Environmental and other risks	34,764	3,948	(1,402)	(1,337)	186	36,159
Total provisions	184,481	20,020	(18,282)	(6,679)	403	179,943

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
23. DEBT
A breakdown of debt by nature and split between current and non-current is presented below.

	At March 31, 2026			At December 31, 2025
	Current	Non-current	Total	Current	Non-current	Total
	(€ thousand)
Asset-backed financing (Securitizations)	652,431	693,864	1,346,295	669,185	619,205	1,288,390
Bonds and notes	15,593	947,100	962,693	12,368	946,907	959,275
Borrowings from banks and other financial institutions	234,568	150,000	384,568	203,021	225,000	428,021
Lease liabilities	31,189	130,147	161,336	31,348	130,799	162,147
Other debt	74,043	—	74,043	46,387	—	46,387
Total debt	1,007,824	1,921,111	2,928,935	962,309	1,921,911	2,884,220
Movements in debt are presented below, financing cash flows and other movements presented separately.

		Financing cash flows		Other movements
	Balance at December 31, 2025	Proceeds from borrowings	Repayments of borrowings	Interest accrued/(paid) and other (*)	Translation differences	Balance at March 31, 2026
	(€ thousand)
Asset-backed financing (Securitizations)	1,288,390	63,275	(34,499)	373	28,756	1,346,295
Bonds and notes	959,275	—	—	3,418	—	962,693
Borrowings from banks and other financial institutions	428,021	—	(45,833)	1,167	1,213	384,568
Lease liabilities	162,147	—	(6,630)	4,325	1,494	161,336
Other debt	46,387	27,727	(1,089)	—	1,018	74,043
Total debt	2,884,220	91,002	(88,051)	9,283	32,481	2,928,935
____________________________________
(*) Other changes in lease liabilities relate entirely to non-cash movements for the recognition of additional lease liabilities in accordance with IFRS 16.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Contractual undiscounted cash flows

The contractual maturities (contractual undiscounted cash flows, including interest) of the Group’s debt based on relevant maturity groupings are presented below.

	Contractual cash flows at March 31, 2026
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at March 31, 2026 (*)
	(€ thousand)
Asset-backed financing (Securitizations)	683,828	424,760	292,785	—	1,401,373	1,346,295
Bonds and notes	23,075	23,075	700,833	301,765	1,048,748	962,693
Borrowings from banks and other financial institutions	239,672	4,308	154,320	—	398,300	384,568
Lease liabilities	36,095	29,565	61,261	58,625	185,546	161,336
Other debt	74,043	—	—	—	74,043	74,043
Total debt	1,056,713	481,708	1,209,199	360,390	3,108,010	2,928,935
__________________________________
(*) As reported in the interim condensed consolidated statement of financial position

	Contractual cash flows at December 31, 2025
	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total contractual cash flows	As reported at December 31, 2025 (*)
	(€ thousand)
Asset-backed financing (Securitizations)	702,097	387,018	253,845	—	1,342,960	1,288,390
Bonds and notes	23,075	23,075	705,722	302,582	1,054,454	959,275
Borrowings from banks and other financial institutions	209,710	79,819	154,320	—	443,849	428,021
Lease liabilities	36,049	29,012	61,072	61,298	187,431	162,147
Other debt	46,387	—	—	—	46,387	46,387
Total debt	1,017,318	518,924	1,174,959	363,880	3,075,081	2,884,220
__________________________________
(*) As reported in the interim condensed consolidated statement of financial position

Asset-backed financing (Securitizations)
As a means of diversifying its sources of funds, the Group sells certain of its receivables originated by its financial services activities in the United States through asset-backed financing or securitization programs (the terms asset-backed financing and securitization programs are used synonymously throughout this document), without transferring the risks typically associated with the related receivables. As a result, the receivables sold through securitization programs are still consolidated until collection from the customer. The securitization agreements for both programs require the maintenance of hedging through interest rate cap derivatives.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Details relating to the revolving securitization programs are presented below.

Program	Funding Limit (2)	Amount Outstanding at March 31, 2026	Amount Outstanding at December 31, 2025	Maturity Date
	($ million)
Syndicated program (retail) (1)	1,100	1,050	1,038	December 2026
Program lease/retail (1)	525	498	475	November 2027
Total asset-backed financing (Securitizations)	1,625	1,548	1,513
_____________________________
(1)At March 31, 2026 the notes relating to the retail securitization program bore interest at a rate per annum equal to the aggregate of a synthetic money market rate plus a margin of 79 basis points and the notes relating to the leasing/retail securitization program bore interest at a rate per annum equal to the aggregate of SOFR plus a margin of 70 basis points.
(2)Excluding accrued interest.

Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest on the related asset-backed financing. This cash amounted to €51,782 thousand at March 31, 2026 (€54,434 thousand at December 31, 2025).
Bonds and notes
2030 Bond
On May 21, 2024, the Company issued 3.625 percent senior notes due May 2030 (“2030 Bond”) having a principal of €500 million. The notes were issued at a discount for an issue price of 99.677 percent, resulting in net proceeds of €496,145 thousand, after related expenses, and a yield to maturity of 3.686 percent. The bond was admitted to trading on the regulated market of Euronext Dublin. The proceeds from the 2030 Bond are intended to be used for general corporate purposes. The amount outstanding of the 2030 Bond at March 31, 2026 was €512,843 thousand, including accrued interest of €4,469 thousand (€508,225 thousand, including accrued interest of €11,121 thousand at December 31, 2025).
2029 and 2031 Notes
On July 31, 2019, the Company issued 1.12 percent senior notes due August 2029 (“2029 Notes”) and 1.27 percent senior notes due August 2031 (“2031 Notes”) through a private placement to certain US institutional investors, each having a principal of €150 million. The net proceeds from the issuances amounted to €298,316 thousand and the yields to maturity on an annual basis equal the nominal coupon rates of the notes. The 2029 Notes and the 2031 Notes are primarily used for general corporate purposes, including the funding of capital expenditures.
The amount outstanding of the 2029 Notes at March 31, 2026 was €149,992 thousand, including accrued interest of €280 thousand (€150,395 thousand, including accrued interest of €694 thousand at December 31, 2025). The amount outstanding of the 2031 Notes at March 31, 2026 was €149,914 thousand, including accrued interest of €318 thousand (€150,378 thousand, including accrued interest of €787 thousand at December 31, 2025).

2032 Notes
On July 29, 2021, the Company issued 0.91 percent senior notes due January 2032 (“2032 Notes”) through a private placement to certain US institutional investors having a principal of €150 million. The net proceeds from the issuance amounted to €149,495 thousand and the yield to maturity on an annual basis equals the nominal coupon rates of the notes. The 2032 Notes are used for general corporate purposes. The amount outstanding of the 2032 Notes at March 31, 2026 was €149,944 thousand, including accrued interest of €235 thousand (€150,277 thousand, including accrued interest of €576 thousand at December 31, 2025).

The aforementioned bonds and notes impose covenants on Ferrari including: (i) negative pledge clauses which require that, in case any security interest upon assets of Ferrari is granted in connection with other notes or debt securities

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
with the consent of Ferrari are, or are intended to be, listed, such security should be equally and ratably extended to the outstanding notes, subject to certain permitted exceptions; (ii) pari passu clauses, under which the notes rank and will rank pari passu with all other present and future unsubordinated and unsecured obligations of Ferrari; (iii) events of default for failure to pay principal or interest or comply with other obligations under the notes with specified cure periods or in the event of a payment default or acceleration of indebtedness or in the case of certain bankruptcy events, and (iv) other clauses that are customarily applicable to debt securities of issuers with a similar credit standing. A breach of these covenants may require the early repayment of the notes. At March 31, 2026 and at December 31, 2025, Ferrari was in compliance with the covenants of the bonds and notes.

Borrowings from banks and other financial institutions
Information relating to borrowings from banks and other financial institutions is presented below.

Borrowing Entity	Currency	Amount Outstanding at March 31, 2026	Amount Outstanding at December 31, 2025	Maturity Date
	(€ thousand)
Ferrari N.V. (1)	EUR	—	37,970	January 2026 (4)
Ferrari N.V. (1)	EUR	—	8,336	March 2026 (5)
Ferrari N.V. (1)	EUR	101,044	100,452	April 2026 (6)
Ferrari N.V. (1)	EUR	75,351	75,361	January 2027
Ferrari N.V. (1)	EUR	151,192	150,130	December 2028
Ferrari Financial Services, Inc. (2)	USD	56,961	55,769	April 2026 (7)
Ferrari S.p.A. (3)	EUR	20	3
Total borrowings from banks and other financial institutions		384,568	428,021
_____________________________
(1)Term loans bearing an average interest rate of 2.6478 percent as of March 31, 2026, 2.6593 percent as of December 31, 2025.
(2)    Financial liabilities of FFS Inc to support financial services activities bearing interest at SOFR plus 83 basis points.
(3)    At March 31, 2026 relates to banking fees and interest.
(4) The amount was fully repaid in January 2026.
(5) The amount was fully repaid in March 2026.
(6)    The amount was fully repaid in April 2026 and substituted by a new Term Loan for an amount of €75million.
(7)    The revolving loan was fully renewed in April 2026.

Lease liabilities
The Group recognizes lease liabilities in relation to right-of-use assets in accordance with IFRS 16 — Leases. At March 31, 2026 lease liabilities amounted to €161,336 thousand (€162,147 thousand at December 31, 2025).
Other debt
Other debt is mainly attributable to US financial services activities, represented by expected cash outflows for new client financing pursuant to contractual obligations.

Committed credit lines
At both March 31, 2026 and December 31, 2025 the Group had total committed credit lines available and undrawn amounting to €550 million and with maturities ranging from 2026 to 2030.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
24. OTHER LIABILITIES
A breakdown of other liabilities is presented below.

	At March 31, 2026	At December 31, 2025
	(€ thousand)
Advances and security deposits	727,224	774,535
Deferred income	664,986	424,589
Accrued expenses	94,725	78,926
Payables to personnel	53,272	46,998
Social security payables	37,666	30,759
Other	53,137	35,809
Total other liabilities	1,631,010	1,391,616
Advances and security deposits mainly include advances received from customers for the purchase of Ferrari cars, mainly for Icona, Supercar, Special Series and other limited edition models, as well as certain Range models in selected markets. The advances are recognized in net revenues when the cars are shipped.
Deferred income primarily includes amounts received under maintenance and power warranty programs of €348,020 thousand at March 31, 2026 and €340,779 thousand at December 31, 2025, which are deferred and recognized as net revenues over the length of the maintenance program. Deferred income also includes amounts collected under various other agreements that are dependent upon the future performance of a service or other act of the Group, primarily for Formula 1 sponsorship agreements, and which are generally recognized in net revenues within the following year. The increase in deferred income primarily relates to advances received for Formula 1 sponsorship agreements.
25. TRADE PAYABLES
    Trade payables of €943,349 thousand at March 31, 2026 (€841,256 thousand at December 31, 2025) are mainly due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

26. FAIR VALUE MEASUREMENT
    IFRS 13 — Fair Value Measurement establishes a three level hierarchy for the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets and liabilities that the Group can access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the assets or liabilities, either directly or indirectly.

Level 3 inputs are unobservable inputs for the assets and liabilities.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

    Assets and liabilities that are measured at fair value on a recurring basis

    The fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2026 and at December 31, 2025 is presented below.

		At March 31, 2026
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	17,199	—	—	17,199
Current financial assets	19	—	24,540	—	24,540
Total assets		17,199	24,540	—	41,739
Other financial liabilities	19	—	37,273	—	37,273
Total liabilities		—	37,273	—	37,273

		At December 31, 2025
	Note	Level 1	Level 2	Level 3	Total
		(€ thousand)
Investments and other financial assets	16	17,937	—	—	17,937
Current financial assets	19	—	73,664	—	73,664
Total assets		17,937	73,664	—	91,601
Other financial liabilities	19	—	7,405	—	7,405
Total liabilities		—	7,405	—	7,405
    There were no transfers between fair value hierarchy levels for the periods presented.
The fair value of current financial assets and other financial liabilities relates to derivative financial instruments and is measured by taking into consideration market parameters at the balance sheet date, using widely accepted valuation techniques. In particular, the fair value of foreign currency derivatives (forward contracts, currency swaps and options and interest rate caps is determined by taking the prevailing foreign currency exchange rates and interest rates, as applicable, at the reporting date.

The par value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist primarily of current bank accounts.

     Assets and liabilities not measured at fair value on a recurring basis
    For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, the Group assumes that carrying value is a reasonable approximation of the fair value. In particular, the carrying amount of current receivables and other current assets and of trade payables and other liabilities approximates their fair value.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
    The carrying amount and the fair value for the most relevant categories of financial assets and financial liabilities not measured at fair value on a recurring basis is presented below.

		At March 31, 2026		At December 31, 2025
	Note	Carrying amount	Fair value	Carrying amount	Fair value
		(€ thousand)
Receivables from financing activities	18	1,702,843	1,702,843	1,613,396	1,613,396

Debt	23	2,928,935	—	2,884,220	2,885,085

The Group has determined that the carrying amount of the majority of its debt approximates its fair value since either (i) the interest payable on the debt is close to current market rates, and/or (ii) the debt is of a short-term nature. The only exception is the Group’s debt that is publicly listed for which the fair value is based on quoted market prices.

27. RELATED PARTY TRANSACTIONS
Pursuant to IAS 24 — Related Party Disclosures (“IAS 24”), the related parties of Ferrari include Exor N.V. and together with its subsidiaries the Exor Group, as well as all entities and individuals capable of exercising control, joint control or significant influence over the Company and its subsidiaries. Related parties also include companies over which the Exor Group is capable of exercising control, joint control or significant influence, including Stellantis N.V., and together with its subsidiaries the Stellantis Group, and CNH Industrial N.V. and its subsidiaries, as well as joint ventures and associates of Ferrari. In addition, members of the Ferrari Board of Directors and executives with strategic responsibilities and their families are also considered related parties.
The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. Transactions carried out by the Group with these related parties are primarily of a commercial nature and, in particular, these transactions relate to:

Transactions with Stellantis Group companies

•transactions with Stellantis Group companies relating to technical cooperation agreements with the aim to enhance the quality and competitiveness of the parties’ products while reducing costs and investments, as well as for certain services received by Stellantis Group companies, mainly of an administrative nature;

Transactions with Exor Group companies (excluding Stellantis Group companies)

•the Group incurs rental costs from Iveco S.p.A. (a company belonging to Iveco Group) for the rental of trucks used by the Scuderia Ferrari racing team;
•the Group earns sponsorship revenue from Iveco S.p.A.

Transactions with other related parties

•the purchase of components for Formula 1 racing cars from COXA S.p.A.;
•consultancy services provided by HPE S.r.l.;
•sponsorship agreement relating to Formula 1 activities with Ferretti S.p.A.;
•sale of cars to certain members of the Board of Directors of Ferrari N.V. and Exor.

In accordance with IAS 24, transactions with related parties also include compensation to Directors and managers with strategic responsibilities.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
A summary of transactions with related parties recognized in the consolidated income statement is presented below.

	For the three months ended March 31,
	2026			2025
	Net revenues	Costs (1)	Financial expenses, net	Net revenues	Costs (1)	Financial expenses, net
	(€ thousand)
Stellantis Group companies
Maserati	24	817	—	39	119	—
FCA US LLC	—	—	—	—	—	—
Other Stellantis Group companies	3,445	140	—	1,649	27	—
Total Stellantis Group companies	3,469	957	—	1,688	146	—
Exor Group companies (excluding the Stellantis Group)	108	633	4	95	546	6
Other related parties	3,190	3,466	5	1,247	3,162	2
Total transactions with related parties	6,767	5,056	9	3,030	3,854	8

Total for the Ferrari Group	1,848,074	1,058,101	11,213	1,790,750	1,018,295	13,992
______________________________
(1)    Costs include cost of sales, selling, general and administrative costs and other expenses, net.

A summary of non-financial assets and liabilities originating from related party transactions is presented below.

	At March 31, 2026				At December 31, 2025
	Trade receivables	Trade payables	Other current assets	Other liabilities	Trade receivables	Trade payables	Other current assets	Other liabilities
	(€ thousand)
Stellantis Group companies
Maserati	963	3,603	3	23	1,003	3,955	—	23
FCA US LLC	37	—	—	—	67	—	—	—
Other Stellantis Group companies	—	1,072	6	1,634	—	739	6	1,938
Total Stellantis Group companies	1,000	4,675	9	1,657	1,070	4,694	6	1,961
Exor Group companies (excluding the Stellantis Group)	581	10	582	955	—	317	745	699
Other related parties	7	2,055	607	1,111	917	3,227	113	600
Total transactions with related parties	1,588	6,740	1,198	3,723	1,987	8,238	864	3,260

Total for the Ferrari Group	378,905	943,349	204,134	1,631,010	360,339	841,256	159,223	1,391,616
At March 31, 2026 and at December 31, 2025 there were no financial assets or financial liabilities with related parties.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
28. ENTITY-WIDE DISCLOSURES
    A breakdown of net revenues by geographic location of the Group’s customers for the three months ended March 31, 2026 and 2025 is presented below. Revenues by geography presented for material individual countries are not necessarily correlated to shipments of cars as certain countries include revenues from sponsorship and commercial activities relating to Ferrari’s participation in the Formula 1 World Championship.

	For the three months ended March 31,
	2026	2025
	(€ thousand)
Italy	138,774	123,247
Rest of EMEA	732,729	752,969
of which UK	163,622	171,050
of which Germany	146,094	144,052
Americas (1)	605,382	596,553
of which United States of America	559,591	516,245
Mainland China, Hong Kong and Taiwan	146,489	114,062
of which Mainland China	146,489	86,493
Rest of APAC (2)	224,700	203,919
Total net revenues	1,848,074	1,790,750
______________________________
(1)    Americas includes the United States of America, Canada, Mexico, the Caribbean and of Central and South America.
(2)    Rest of APAC mainly includes Japan, Australia, Singapore, Indonesia, South Korea, Thailand, India and Malaysia.

Revenues in the Netherlands, the Company’s country of domicile, amounted to €28,051 thousand and €30,560 thousand for the three months ended March 31, 2026 and 2025, respectively.

The Group had an average number of employees of 5,740 and 5,465 for the three months ended March 31, 2026 and 2025, respectively.

Depreciation amounted to €76,899 thousand and €71,419 thousand for the three months ended March 31, 2026 and 2025, respectively.

Amortization amounted to €96,843 thousand and €79,575 thousand for the three months ended March 31, 2026 and 2025, respectively.

29. CASH AND CASH EQUIVALENTS AND NOTES TO THE INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
Cash and cash equivalents
A breakdown of cash and cash equivalents is presented below.

	At March 31, 2026	At December 31, 2025
	(€ thousand)
Cash and bank balances	1,857,374	1,467,711
Cash and cash equivalents	1,857,374	1,467,711
At March 31, 2026, cash and cash equivalents included (i) €480,000 thousand relating to time deposits held with recognized international financial institutions, which originated in the first quarter of 2026 and matures in the second quarter of 2026, and (ii) an investment in money market funds of €731,727 thousand with an AAAm rating. At December 31, 2025, cash and cash equivalents included €370,000 thousand relating to time deposits held with recognized international financial institutions, which originated in the last quarter of 2025 and mature in the first quarter of 2026, and an investment in money

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
market funds of €359,869 thousand with an AAAm rating. At both March 31, 2026 and December 31, 2025, the remaining cash and bank balances were held in bank current accounts.
At March 31, 2026, 91 percent of the Group’s cash and cash equivalents were denominated in Euro (90 percent at December 31, 2025). The Group’s cash and cash equivalents denominated in currencies other than the Euro are available mostly to Ferrari S.p.A. and certain subsidiaries which operate in areas other than the Eurozone.
A breakdown of cash and cash equivalents by currency at March 31, 2026 and December 31, 2025 is presented below.

	At March 31, 2026	At December 31, 2025
	(€ thousand)
Euro	1,686,229	1,327,092
U.S. Dollar	100,948	75,125
Chinese Yuan	29,176	24,013
Swiss Franc	7,889	7,984
Pound Sterling	7,293	10,256
Other currencies	25,839	23,241
Total	1,857,374	1,467,711
Cash held in certain countries may be subject to transfer restrictions. In particular, cash held in China (including cash held in currencies other than the Chinese Yuan), which amounted to €30,302 thousand at March 31, 2026 (€24,726 thousand at December 31, 2025), is subject to certain repatriation restrictions and may only be repatriated as a repayment of payables or debt, or as dividends or capital distributions. The Group does not believe that such transfer restrictions have an adverse impact on its ability to meet our liquidity requirements.
Cash collected from the settlement of receivables under securitization programs is subject to certain restrictions regarding its use and is primarily applied to repay principal and interest of the related funding. Such cash amounted to €51,782 thousand at March 31, 2026 (€54,434 thousand at December 31, 2025).
Information relating to the short-term credit rating of the Group’s cash and cash equivalents is presented below.

	At March 31, 2026	At December 31, 2025
	(€ thousand)
P-1 / A-1 / Aaa-mf / AAAm (1)	64%	49%
P-2 / A-2	35%	50%
P-3 / A-3 / Not rated	1%	1%
_______________________________
(1)Aaa-mf (Moody’s) /AAAm (S&P Global Ratings) refer to money market funds. P-ratings (Moody’s) and A-ratings (S&P Global Ratings) refer to the short-term rating of the financial institutions with whom the Group deposits cash in current accounts or other short-term instruments.

At March 31, 2026, the Group’s available liquidity, represented by cash and cash equivalents and undrawn committed credit lines, was €2,407,374 thousand (€2,017,711 thousand at December 31, 2025).
A breakdown of the Group’s available liquidity is presented below.

	At March 31, 2026	At December 31, 2025
	(€ thousand)
Cash and cash equivalents	1,857,374	1,467,711
Undrawn committed credit lines	550,000	550,000
Available liquidity	2,407,374	2,017,711
The undrawn committed credit lines at March 31, 2026 and December 31, 2025 relate to revolving credit facilities. For additional information, see Note 23 “Debt—Committed credit lines”.

FERRARI N.V.
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

For information relating to the credit risk with respect to cash and cash equivalents, see Note 30 “Qualitative and Quantitative Information on Financial Risks” to the 2025 Annual Consolidated Financial Statements.

Notes to the consolidated statement of cash flows
Other non-cash expenses, net primarily includes equity-settled share-based compensation, allowances for doubtful accounts of trade receivables and provisions for slow moving and obsolete inventories.
For information relating to the financing cash flows of debt, see Note 23 “Debt”.
30. SUBSEQUENT EVENTS
    The Group has evaluated subsequent events through May 5, 2026, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance, and identified the following matters:

At the Annual General Meeting held on April 15, 2026, the shareholders of the Company approved, among others:
•a dividend in cash of €3.615 per outstanding common share, totaling approximately €640 million, as recommended by the Company’s Board of Directors on February 19, 2026. The dividend payment date is May 5, 2026.
•the cancellation of all the common shares that were held by the Company on December 31, 2025 in its own share capital, as well as the cancellation of all the special voting shares that were held by the Company on April 15, 2026.

Under the common share repurchase program, from April 1, 2026 to May 1, 2026 the Company purchased an additional 262,664 common shares for total consideration of €78.6 million. At May 1, 2026, the Company held in treasury an aggregate of 17,561,490 common shares.